LION LAND BERHAD (415-D)

A Member of The Lion Group

18 March 2002

02028246

02 APR -3 AM 8:1

SUPPL

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Land Berhad

We enclose herewith the following documents for filing pursuant to exemption No. 82-3342 granted to Lion Land Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934:

a) General Announcement dated 13 March 2001, Re: Notice of Extraordinary General Meeting and

b) Circular to Shareholders dated 13 March 2001

Please contact the undersigned if you have any queries.

Yours faithfully
LION LAND BERHAD

WONG PHOOI LIN
Secretary

dlw 4/9

c.c. Ms Jennifer Monaco - The Bank of New York
101 Barclay Street
New York
NY 10286

Mr Tom Sibens - Milbank, Tweed, Hadley & McCloy
30 Raffles Place
14 - 02 Caltex House
Singapore 048622

PROCESSED
APR 19 2002
THOMSON FINANCIAL

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in doubt as to the course of action to be taken, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately. If you have sold all your ordinary shares in **Lion Land Berhad**, you should immediately send this Circular together with the accompanying Notice of Extraordinary General Meeting and Form of Proxy to the agent through whom the sale was effected for transmission to the purchaser.

LION LAND BERHAD (415 - D)

(Incorporated in Malaysia)

CIRCULAR TO SHAREHOLDERS

in relation to

PART A

a) **Proposed acquisition by Amsteel Mills Sdn Bhd ("AMSB"), a 99% owned subsidiary of Lion Land Berhad ("LLB"), of 100% equity interest in Antara Steel Mills Sdn Bhd comprising 218,010,000 ordinary shares of RM1.00 each from Johor Corporation ("JCorp") for a consideration of RM108.23 million to be settled pursuant to the proposals (b) below; and**

b) **Proposed settlement of inter-company indebtedness of RM108.23 million owing by Amsteel Corporation Berhad ("Amsteel") to AMSB involving the following conditional proposals:**
   (i) **Amsteel shall transfer its 100% equity interest in Lion Gateway Parade Sdn Bhd ("LGP") comprising 500,000 ordinary shares of RM1.00 each in LGP to JCorp and assign to JCorp all sums owed by LGP to Amsteel for a consideration of RM90.98 million, in settlement of RM90.98 million of the RM108.23 million inter-company indebtedness owing by Amsteel to AMSB; and**
   (ii) **Amsteel shall procure Ayer Keroh Resort Sdn Bhd, a 70% owned subsidiary of Amsteel, to make a cash payment of RM17.25 million to JCorp in settlement of the balance RM17.25 million of the RM108.23 million inter-company indebtedness owing by Amsteel to AMSB.**

Manager for Proposal (a) and Adviser for Proposals (b)

RHB SAKURA MERCHANT BANKERS BERHAD

(Company No. 19663-P)

PART B

BDO

Independent Advice Letter from BDO Binder to the minority shareholders of Lion Land Berhad in relation to Proposals (a) and (b)

Notice of the Extraordinary General Meeting of Lion Land Berhad to be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 28 March 2002 at 10.00 a.m. together with the Form of Proxy, are enclosed herewith. A member of the Company entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote on his behalf. The Form of Proxy should be lodged at the Registered Office of the Company not less than 48 hours before the time fixed for the meeting. The lodging of the Form of Proxy will not preclude you from attending and voting in person at the meeting should you subsequently wish to do so.

This Circular is dated 13 March 2002

DEFINITIONS

Except where the context otherwise requires, the following definitions shall apply throughout this Circular:

AFTA	:	ASEAN Free Trade Area
AKR	:	Ayer Keroh Resort Sdn Bhd, a 70% owned subsidiary of Amsteel
Amsteel	:	Amsteel Corporation Berhad, the holding company of LLB
Amsteel Group	:	Amsteel and its subsidiary and associated companies
AMSB	:	Amsteel Mills Sdn Bhd, a 99% owned subsidiary of LLB
Antara	:	Antara Steel Mills Sdn Bhd, a wholly-owned subsidiary of JCorp
ASEAN	:	Association of South East Asia Nations
Board	:	Board of Directors
Disposal by AKR of 60% equity interest in ES	:	The sale of the First Tranche ES Shares and Second Tranche ES Shares by AKR to Other ES Shareholders for an aggregate cash consideration of RM41.4 million or RM2.30 per ES Share
EGM	:	Extraordinary General Meeting
ES	:	Excellent Strategy Sdn Bhd
Exchange of Assets Agreement	:	Conditional Exchange of Assets Agreement dated 13 February 2001 between AMSB, Amsteel, AKR and JCorp for the Proposed Acquisition of Antara, Proposed Disposal of LGP and Proposed Settlement of Inter-Co Debts
FIC	:	Foreign Investment Committee
First Tranche ES Shares	:	7,500,000 ES Shares representing 25% equity interest in ES which were held by AKR prior to the Disposal by AKR of 60% equity interest in ES
JCorp	:	Johor Corporation, a body corporate incorporated under Johor Enactment No 4 1968 (as amended by Enactment No 5 1995)
KLSE	:	Kuala Lumpur Stock Exchange
Lease of Antara's Steel Plant	:	The lease of Antara's steel plant (which consists of a melt-shop and two mills) by AMSB, as more particularly set out in Section 2.5 hereafter
LGP	:	Lion Gateway Parade Sdn Bhd, a wholly-owned subsidiary of Amsteel
LLB	:	Lion Land Berhad, a 50.48% subsidiary company of Amsteel (held via Amsteel, Angkasa Marketing Berhad, Umatrac Enterprises Sdn Bhd and Konming Investment Limited)
LLB Group	:	LLB and its subsidiary and associated companies
MITI	:	Ministry of International Trade and Industry
MT	:	Metric tonnes
Norville	:	Norville Corporation Sdn Bhd

NTA	:	Net tangible assets
Option Agreement	:	Call option agreement dated 13 February 2001 between AKR and JCorp, for the proposed grant by AKR of a call option to JCorp or its nominee to acquire AKR's entire 60% equity interest in ES for a total consideration of RM41.4 million
Other ES Shareholders	:	The shareholders other than AKR who prior to the Disposal by AKR of 60% equity interest in ES, collectively held the balance 40% equity interest in ES, namely HMI Balestier Hospital Pte Ltd (20%), Unirio Corporation Sdn Bhd (9.67%) and Senipuri Emas Sdn Bhd (10.33%)
Proposals	:	The Proposed Acquisition of Antara and Proposed Settlement of Inter-Co Debts collectively
Proposed Acquisition of Antara	:	The proposed acquisition by AMSB of 100% equity interest in Antara comprising 218,010,000 Antara Shares from JCorp for a consideration of RM108.23 million to be satisfied by the Proposed Settlement of Inter-Co Debts
Proposed Cash Payment to JCorp	:	The proposed cash payment of RM17.25 million by AKR to JCorp pursuant to the Proposed Settlement of Inter-Co Debts
Proposed Disposal of LGP	:	The proposed disposal by Amsteel of 100% equity interest in LGP comprising 500,000 LGP Shares to JCorp and the assignment to JCorp of all sums owing by LGP to Amsteel (which amounted to approximately RM49 million as at 30 June 2000), for a consideration of RM90.98 million, to be settled pursuant to the Proposed Settlement of Inter-Co Debts
Proposed Settlement of Inter-Co Debts	:	Proposed settlement of inter-company indebtedness of RM108.23 million owing by Amsteel to AMSB involving the following conditional proposals: (i) Amsteel shall transfer its 100% equity interest in LGP to JCorp and assign to JCorp all sums owed by LGP to Amsteel for a consideration of RM90.98 million, in settlement of RM90.98 million of the RM108.23 million inter-company indebtedness owing by Amsteel to AMSB; and (ii) Amsteel shall procure AKR to make a cash payment of RM17.25 million to JCorp in settlement of the balance RM17.25 million of the RM108.23 million inter-company indebtedness owing by Amsteel to AMSB The Proposed Settlement of Inter-Co Debts is the mode of satisfaction for the Proposed Acquisition of Antara
RHB Sakura	:	RHB Sakura Merchant Bankers Berhad
RM and sen	:	Ringgit Malaysia and sen respectively
Rmb	:	Chinese Renminbi
Second Tranche ES Shares	:	10,500,000 ES Shares representing 35% equity interest in ES which were held by AKR prior to the Disposal by AKR of 60% equity interest in ES
SGD	:	Singapore Dollar

DEFINITIONS

Share(s)	:	Ordinary share(s) of RM1.00 each
Sumurmuda	:	Sumurmuda Sdn Bhd
USA	:	United States of America

CONTENTS

PART A

LION LAND BERHAD (415 - D)
(Incorporated in Malaysia)

Registered Office
Level 46, Menara Citibank
165 Jalan Ampang
50450 Kuala Lumpur

13 March 2002

Board of Directors:

Tan Sri Dato' Musa bin Hitam (Chairman)
Datuk Cheng Yong Kim (Managing Director)
Tan Sri Datuk Asmat bin Kamaludin
Dato' Dr Mohd Shahari Ahmad Jabar
Dato' Kamaruddin @ Abas bin Nordin
Cheng Yong Liang
Heah Sieu Lay

To: The Shareholders of LLB

Dear Shareholders,

a) **Proposed acquisition by AMSB, a 99% owned subsidiary of LLB, of 100% equity interest in Antara comprising 218,010,000 ordinary shares of RM1.00 each from JCorp for a consideration of RM108.23 million to be settled pursuant to the proposals (b) below; and**

b) **Proposed settlement of inter-company indebtedness of RM108.23 million owing by Amsteel to AMSB involving the following conditional proposals:**
   (i) **Amsteel shall transfer its 100% equity interest in LGP comprising 500,000 ordinary shares of RM1.00 each in LGP to JCorp and assign to JCorp all sums owed by LGP to Amsteel for a consideration of RM90.98 million, in settlement of RM90.98 million of the RM108.23 million inter-company indebtedness owing by Amsteel to AMSB; and**
   (ii) **Amsteel shall procure AKR, a 70% owned subsidiary of Amsteel, to make a cash payment of RM17.25 million to JCorp in settlement of the balance RM17.25 million of the RM108.23 million inter-company indebtedness owing by Amsteel to AMSB**

1. INTRODUCTION

On 16 February 2001, RHB Sakura had announced on behalf of LLB that AMSB has entered into the Exchange of Assets Agreement with Amsteel, AKR and JCorp for the following:

(i) the proposed acquisition by AMSB of 100% equity interest in Antara comprising 218,010,000 Antara Shares from JCorp for a consideration of RM108.23 million; and

(ii) the consideration of RM108.23 million payable pursuant to the Proposed Acquisition of Antara, shall be satisfied by AMSB procuring (a) Amsteel to transfer to JCorp 100% equity interest in LGP comprising 500,000 LGP Shares and assign to JCorp all sums owing by LGP to Amsteel for a consideration of RM90.98 million and (b) AKR to transfer the First Tranche ES Shares to JCorp for a consideration of RM17.25 million.

Simultaneous with the execution of the Exchange of Assets Agreement, AKR and JCorp entered into the Option Agreement for the proposed grant by AKR of a call option to JCorp or its nominee to acquire AKR's entire 60% equity interest in ES, exercisable in 2 tranches of (a) First Tranche ES Shares for a cash consideration of RM17.25 million and (b) Second Tranche ES Shares for a cash consideration of RM24.15 million.

The consideration for the Proposed Disposal of LGP of RM90.98 million and the First Tranche ES Shares of RM17.25 million, due to Amsteel and AKR respectively from JCorp are proposed to be satisfied by AMSB discharging and releasing Amsteel from the obligation to repay RM108.23 million of the inter-company indebtedness owing by Amsteel to AMSB.

LLB also announced on 16 February 2001 that the Other ES Shareholders have pre-emptive rights (pursuant to a shareholders' agreement dated 6 November 1998 between AKR and the Other ES Shareholders) to acquire AKR's shareholding in ES in the event AKR disposes its shareholding in ES ("Pre-emptive Rights"). In such instance, the call option granted by AKR to JCorp or its nominee to acquire AKR's entire 60% equity interest in ES would automatically terminate and be substituted with a cash payment by AKR to JCorp of RM17.25 million in the event the Other ES Shareholders exercise their Pre-emptive Rights. The shareholders' agreement dated 6 November 1998 is an agreement among the shareholders of ES to govern their relationship which include the appointment of representatives to the Board of Directors and the Executive Committee of ES.

Subsequent to the above, on 19 March 2001, Amsteel announced that the Other ES Shareholders have exercised their Pre-emptive Rights, and accordingly, the call option granted by AKR to JCorp or its nominee to acquire AKR's entire 60% equity interest in ES is terminated and has been substituted with a cash payment of RM17.25 million by AKR to JCorp.

The purpose of this Circular is to provide you with the relevant information on the Proposals and to seek your approvals for the ordinary resolutions pertaining to the Proposals to be tabled at the forthcoming EGM. The Notice of the EGM is set out in this Circular.

SHAREHOLDERS ARE ADVISED TO READ THIS LETTER AND THE INDEPENDENT ADVICE LETTER FROM BDO BINDER SET OUT IN PART B OF THIS CIRCULAR CAREFULLY BEFORE VOTING ON THE ORDINARY RESOLUTIONS PERTAINING TO THE PROPOSALS.

2. DETAILS OF THE PROPOSED ACQUISITION OF ANTARA

2.1. Information on Antara

Antara is principally engaged in the business of producing steel and related products. The plant is located in Pasir Gudang, Johor with a land area of approximately 69.85 acres and a built-up area of approximately 37.10 acres.

Antara has 1 melt-shop and 2 rolling mills ("Steel Plant") that produce steel billets, steel bars, medium sections and angle bars. The current annual production capacity of Antara is approximately 540,000 tonnes of steel billets, with rolling capacities of 500,000 tonnes of steel bars, medium sections and angle bars. Rolling capacities refer to the capacities of the rolling mills that turn primary products (semi-finished) such as billets into steel bars, medium sections and angle bars. Antara's plant in Pasir Gudang currently employs approximately 770 workers.

Based on the audited accounts of Antara for the financial year ended 31 December 2000, the net liabilities and net loss after tax of Antara are RM207.0 million and RM165.1 million respectively.

Further information on Antara is set out in Appendix I of this Circular.

2.2 Terms and Conditions

Pursuant to the Exchange of Assets Agreement, AMSB shall acquire the 218,010,000 Antara Shares, representing 100% equity interest, from JCorp for a consideration of RM108.23 million.

The Antara Shares shall be acquired by AMSB from JCorp free from all liens, charges or encumbrances and with all rights attached thereto and in accordance with and subject to the terms and conditions of the Exchange of Assets Agreement.

2.3 Basis of the purchase consideration

The purchase consideration of RM108.23 million for the Proposed Acquisition of Antara was negotiated and agreed by the Directors of LLB following negotiations on a willing buyer-willing seller basis and after taking into consideration the unaudited proforma NTA of Antara as at 30 September 2000 of RM108.23 million. The computation of Antara's unaudited proforma NTA of RM108.23 million was derived based on the agreed value for all fixed assets of Antara of RM118.23 million and Antara's net liabilities of RM10 million.

In this regard, AMSB conducted a due diligence review in February 2001 to verify Antara's fixed assets and net liabilities. The result of AMSB's due diligence review indicated the value for all fixed assets of Antara is not less than RM118.23 million. No independent professional valuation was conducted for the fixed assets of Antara. An appropriate amount of Antara's liabilities may be novated to JCorp to ensure that Antara's net liabilities shall be RM10 million. The liabilities to be novated to JCorp shall comprise all liabilities except some trade creditors, which will remain in Antara. Save for the net current liabilities of RM10 million, LLB would acquire Antara on the basis that there are no other liabilities in Antara.

For information purposes only, JCorp's aggregate cost of investment in the Antara Shares, which was made between April 1978 to August 1999, was RM276.364 million.

2.4 Mode of payment of the purchase consideration

The consideration of RM108.23 million payable pursuant to the Proposed Acquisition of Antara, was initially to be satisfied by AMSB procuring (i) Amsteel to transfer the LGP Shares to JCorp and assign to JCorp all sums owing by LGP to Amsteel (which amounted to approximately RM49 million as at 30 June 2000) for a consideration of RM90.98 million and (ii) AKR to transfer the First Tranche ES Shares to JCorp for a consideration of RM17.25 million.

Following the exercise by the Other ES Shareholders of their Pre-emptive Rights, the proposed transfer by AKR of the First Tranche ES Shares to JCorp is now substituted with a cash payment of RM17.25 million to be made by AKR to JCorp.

2.5 Lease of Antara's Steel Plant

Simultaneous with the execution of the Exchange of Assets Agreement, AMSB has entered into a lease agreement with Antara pursuant to which AMSB has the full rights and liberty to operate Antara's Steel Plant ("Lease") for a term of 6 months commencing on the date of the lease agreement i.e. on 13 February 2001 ("Lease Commencement Date") and ending upon the completion or termination of the Exchange of Assets Agreement whichever is earlier ("Term").

However, if the Exchange of Assets Agreement is terminated for any reason whatsoever during the Term, the Lease shall be automatically renewed from the date of termination of the Exchange of Assets Agreement for a further period of 10 years less a period equal to the Term ("Renewed Term").

The monthly rental for the Lease during the Term or the Renewed Term shall be as follows:

Period	Monthly Rental (RM' million)
Lease Commencement Date to the next 12 months *	0.5
Beginning of Year 2 to End of Year 2	0.8
Beginning of Year 3 to End of Year 4	1.0
Beginning of Year 5 to End of Year 6	1.1
Beginning of Year 7 to End of Year 8	1.3
Beginning of Year 9 to End of Year 10	1.5

Note

* With a rent free period from the Lease Commencement Date to the earlier of:-
a) 31 March 2001; or
b) the date of the actual operation and commercial production of the Antara's Steel Plant by AMSB.

AMSB assumed control of the operation of Antara's Steel Plant in April 2001 and commenced commercial production in June 2001. There are no further material capital commitment required from AMSB to put Antara on-stream except for the requisite working capital.

2.6 Prospect and Risk Factors

2.6.1 Prospect

It is the view of your Directors that the Malaysian steel industry is very much a localised industry whereby there had previously been minimal exports of long steel products. However, the industry has since gone regional, albeit on a small scale, where there are now exports to countries within the Asia-Pacific region. Nevertheless, LLB and in particular AMSB place greater emphasis on the domestic rather than the international market.

Antara is principally engaged in the business of producing steel and related products. Antara has 1 melt-shop and 2 mills that produce steel billets, steel bars, medium sections and angle bars. Your Directors consider the activities of Antara to be synergistic with the steel business of AMSB, which manufactures steel products comprising billets, steel bars, wire rods and hot-briquetted iron. Upon the completion of the Proposed Acquisition of Antara, the combined annual production capacity and expected production output of the LLB Group will be 2.64 million MT and 1.8 million MT respectively.

2.6.2 Risk Factors

Sensitivity to Economic Downturn

It is the view of your Directors that the outlook for AMSB and Antara would depend on the strength of the Malaysian economy, as the demand for steel products is highly dependent on the strength of the construction, infrastructure and manufacturing sectors.

The performance of the Malaysian economy has been adversely affected by the greater-than-expected slow down in the world economy, particularly in the USA as well as the continuing weak performance of the Japanese economy. The September 11 attack on the World Trade Centre in New York, USA has increased the risks of the USA economy entering into a recession and its adverse contagion impact on other industrialised and developing economies like Malaysia. Hence, the Malaysian economy recorded a real gross domestic products growth of 0.4% compared to 8.3% achieved in 2000. Taking cognisance of the uncertainties in the external environment, the Government has indicated that growth for the Malaysian economy will continue to be spearheaded by domestic activities. In this regard, the Government has indicated that it will continue to adopt an expansionary fiscal policy to further strengthen domestic demand to generate growth, which could potentially benefit AMSB and Antara.

The Government is expecting the Malaysian economy to grow by about 3.0% in 2002. *(Source: Bernama - Interview with the Prime Minister and Bank Negara Malaysia Press Release on Economic and Financial Developments in the Malaysian Economy in the Fourth Quarter of 2001 dated 27 February 2002).*

Protective barrier in the steel industry and impact of AFTA

It is the view of your Directors that Antara currently operates in a highly regulated environment, as the domestic steel industry is shaped by various protective barriers imposed by the Government to protect the local players, against inter-alia, dumping by larger foreign steel millers. Global steel prices are highly volatile and coupled with the Asian economic downturn, had caused prices around the globe to fall. In the domestic market, a flat tariff rate of 5% is currently imposed on the imports of round and deformed bars and RM180 per MT on wire rods with approved permits from the MITI. Based on your Directors' understanding, approved permits from MITI would normally be given if there are no local producers producing the said products. However, there is no assurance that the Government will continue to protect the domestic steel industry in view of the advent of AFTA in 2003.

Under AFTA, signatory countries including Malaysia are required to commence lowering tariffs, export subsidies and tax relief from 2000 and then to be abolished entirely by 2003. In accordance with the Common Effective Preferential Tariff ("CEPT") scheme under AFTA, tariff on goods traded within the region which satisfy the 40% ASEAN content requirement, would be capped at between zero to 5% by 1 January 2003 (1 January 2006 for Vietnam and 1 January 2008 for Laos and Myanmar). *(Source Malaysian Iron and Steel Industry Federation Report, 2001)*

With AFTA, Malaysian industries would have to be more cost and quality competitive in the future. Further, with the removal of trade and non-trade barriers, the export market would not only be more competitive but there is also the danger of erosion of the domestic market share to foreign products.

Your Directors believe that AMSB is currently one of the more cost efficient steel miller in the country. They believe that AMSB's ability to export its products to international market where price-competition is keen, is an indication of AMSB's ability to compete in the international market. As the activities of Antara are synergistic to the steel business of AMSB, your Directors are of the view that the acquisition of Antara would yield opportunities for cost savings through economies of scale and consolidation of operational functions. The objective of enhancing cost-efficiency has become more crucial in view of the advent of AFTA in 2003 where the various protective barriers currently imposed by the Government may be abolished.

Political, economic and regulatory conditions

Given the nature of the industry in which Antara operates, Antara's operations are closely linked to the political stability, economic fundamentals and regulatory conditions of Malaysia. As such any adverse developments in the political, economic and regulatory conditions in Malaysia could materially affect the financial prospects of Antara. Economic and regulatory uncertainties include, but are not limited, to the re-negotiation or nullification of the existing contracts, changes in interest and exchange rates, method of taxation and currency exchange control. There can be no assurance that any changes to these factors will not have material adverse effect on Antara's business.

3. DETAILS OF THE PROPOSED SETTLEMENT OF INTER-CO DEBTS

As at 31 December 2001, there is an amount of RM1.145 billion owing by the Amsteel Group to AMSB, a 99% owned subsidiary of LLB. Presently, LLB is a 50.48% owned subsidiary of Amsteel.

The aforesaid balance owing by the Amsteel Group to AMSB relates to prior year advances (made mainly between 1995 to 1998) where in the past, the Amsteel Group practised a central cash management policy wherein cashflow of its subsidiary companies including AMSB are centralised at Amsteel's level to fund the Amsteel Group's working capital and capital expenditure including new investments. This practice had resulted in various inter-company advances arising between Amsteel, (the holding company) and its subsidiary companies including AMSB. The amount owing by Amsteel to AMSB is charged an interest rate of 1% above AMSB's average cost of funds of 7% per annum with no fixed repayment terms.

AMSB proposes to discharge and release Amsteel from the obligation to repay RM108.23 million of inter-company indebtedness owing by Amsteel to AMSB if the Amsteel Group transfers and pays the following to JCorp:

(i) a transfer by Amsteel of 100% equity interest in LGP and an assignment to JCorp of all sums owing by LGP to Amsteel (which amounted to approximately RM49 million as at 30 June 2000), for a consideration of RM90.98 million (which has been agreed to between Amsteel and JCorp); and

(ii) a cash payment of RM17.25 million by AKR, a 70% owned subsidiary of Amsteel, to JCorp.

Upon the completion of the Proposed Settlement of Inter-Co Debts, the balance owing by the Amsteel Group to AMSB as at 31 December 2001, would be reduced to RM1.037 billion.

The balance owing by the Amsteel Group to AMSB is proposed to be addressed pursuant to the LLB Group's revised proposed corporate and debt restructuring scheme announced on 8 October 2001.

4. RATIONALE

Pursuant to the LLB Group's revised proposed corporate and debt restructuring scheme announced on 8 October 2001, it is proposed that the core activities of the LLB Group be streamlined into steel business, paper and pulp businesses and brewery business. Your Directors consider the activities of Antara to be synergistic to the steel business of AMSB, which is involved in the manufacturing of steel products comprising billets, steel bars, wire rods and hot-briquetted iron. Your Directors expect that there will be opportunities for cost savings through economies of scale and consolidation of operational functions. In order to expedite LLB's involvement in Antara, AMSB entered into the Lease whereby AMSB shall have full rights and liberty to operate the Antara's steel plant. In addition, the Proposed Settlement of Inter-Co Debts will allow AMSB to utilise the inter-company indebtedness owing by the Amsteel Group to AMSB, to finance the Proposed Acquisition of Antara.

5. EFFECTS OF THE PROPOSALS

5.1 Share Capital and Major Shareholders

The Proposals would not have any effect on the share capital and major shareholders of LLB as there is no new issuance of LLB Shares pursuant to the Proposals.

5.2 Earnings

Barring unforeseen circumstances, the Proposals (which your Directors expect to be completed by March 2002) will not have any material effect on the earnings of LLB Group for the financial year ending 30 June 2002. Your Directors are of the view that the Proposed Acquisition of Antara would contribute positively to the future earnings of the LLB Group when the benefits arising from the consolidation of AMSB's and Antara's operational functions and economies of scale are eventually realised.

5.3 NTA

For illustrative purposes only, based on LLB's audited consolidated balance sheet as at 30 June 2001 and assuming the Proposals are effected as at 30 June 2001, your Directors do not expect the Proposals to have any effect on the NTA of the LLB Group.

6. CONDITIONS TO THE PROPOSALS

The Proposals are subject to the following conditions:

(i) the approval of the FIC for the Proposed Acquisition of Antara, which was obtained on 15 June 2001 and 27 June 2001, is subject to the approval of the MITI;

(ii) the approval of MITI for the Proposed Acquisition of Antara, which was obtained on 13 June 2001 and 9 September 2001 subject to the condition that Antara complies with the equity condition that at least 70% of equity interest of Antara is held by Malaysian with a minimum of 30% reserved. Antara is required to seek the MITI's approval for the allocation of the reserved shares;

(iii) the approval of the Minister of Finance for the Proposed Acquisition of Antara to be procured by JCorp, approval of which was obtained on 13 June 2001, with no condition attached;

(iv) the approval of the SC for the Proposed Settlement of Inter-Co Debts (to be procured by Amsteel);

(v) the approval of shareholders of LLB to be obtained at the forthcoming EGM;

(vi) the consents of the creditors of AMSB and LLB;

(vii) the Disposal by AKR of 60% equity interest in ES (which was completed on 7 September 2001) and Proposed Disposal of LGP; and

(viii) any other relevant approvals as may be required.

Amsteel has informed AMSB that the Proposed Disposal of LGP remains subject to the following conditions:

(i) the approval of shareholders of Amsteel to be obtained at an EGM; and

(ii) any other relevant approvals as may be required.

The Proposed Acquisition of Antara, Proposed Disposal of LGP and Proposed Settlement of Inter-Co Debts, are all inter-conditional. The Proposed Acquisition of Antara, Proposed Disposal of LGP and Proposed Settlement of Inter-Co Debts are conditional upon the Disposal by AKR of 60% equity interest in ES, which was completed on 7 September 2001.

In addition, the Lease of Antara's Steel Plant and the aforementioned proposals are not inter-conditional.

Barring unforeseen circumstances, your Directors expect the completion of the Proposals to take place by March 2002.

7. DIRECTORS' AND MAJOR SHAREHOLDERS' INTEREST

The following Directors of LLB ("Interested Directors") do not consider themselves to be independent with regard to the Proposals. Based on LLB's Register of Directors' Shareholdings as at 25 February 2002, the shareholdings of the Interested Directors are as follows:

Name	←--------Direct ----→		←---------------- Indirect ------------→		
	No. of Shares	%	No. of Shares	%	^ No. of Options
Datuk Cheng Yong Kim [1]	591,586	0.10	329,255,407 [(a)]	55.49	175,000
Cheng Yong Liang [2]	63,840	0.01	-	-	-
Dato' Kamaruddin @ Abas bin Nordin [3]	2,000	*	-	-	79,000
Heah Sieu Lay [4]	-	-	-	-	-

Notes

* Negligible

^ Options granted pursuant to LLB's Executive Share Option Scheme ("ESOS")

(a) Deemed interested by virtue of Section 6A of the Companies Act, 1965 held via Amanvest (M) Sdn Bhd ("Amanvest"), Horizon Towers Sdn Bhd ("Horizon Towers"), Lion Holdings Sdn Bhd ("LHSB"), Tirta Enterprise Sdn Bhd ("Tirta"), Araniaga Holdings Sdn Bhd ("Araniaga"), Teck Bee Mining (M) Sdn Bhd ("TBM"), Lion Management Sdn Bhd ("LMSB"), Lion Development (Penang) Sdn Bhd ("LDP"), Jelajah Jaya Sdn Bhd ("Jelajah"), Bayview Properties Sdn Bhd ("Bayview"), Umatrac Enterprises Sdn Bhd ("Umatrac"), Angkasa Marketing Berhad ("AMB"), Amsteel, Lion Corporation Berhad ("LCB"), Sin Seng Investment Pte Ltd ("Sin Seng") and Konming Investments Limited ("Konming").

(1) Datuk Cheng Yong Kim is the Managing Director of LLB and a substantial shareholder of Amsteel and LLB. Datuk Cheng Yong Kim has a 0.03% direct and 35.94% indirect shareholding in Amsteel as at 25 February 2002.

(2) Cheng Yong Liang is the brother of Datuk Cheng Yong Kim and is the nephew of Tan Sri Cheng Heng Jem. Cheng Yong Liang does not have any shareholding in Amsteel as at 25 February 2002. Both Datuk Cheng Yong Kim and Tan Sri Cheng Heng Jem are substantial shareholders of LLB and Amsteel. Tan Sri Cheng Heng Jem has a 37.32% indirect shareholding in Amsteel.

(3) Dato' Kamaruddin @ Abas bin Nordin is an employee of Lion Courts Sdn Bhd (a wholly-owned subsidiary company of LLB), a company where Tan Sri Cheng Heng Jem is a substantial shareholder via his shareholding in LLB.

(4) Heah Sieu Lay is an employee of AMB, a company where Tan Sri Cheng Heng Jem is a substantial shareholder. Tan Sri Cheng Heng Jem has a 0.01% direct and 59.61% indirect shareholding in AMB as at 25 February 2002.

The Interested Directors have and will continue to abstain from all deliberations and voting at LLB's Board meeting on the Proposals. The Interested Directors who have interest in LLB Shares, will abstain from voting in respect of their direct and indirect shareholdings in LLB in relation to Proposals at the forthcoming EGM.

Based on LLB's Register of Substantial Shareholders as at 25 February 2002, the major shareholders of LLB that are deemed interested ("Interested Major Shareholders") in the Proposals are as follows:

Name	←-------Direct-----→		←------Indirect-----→		
	No. of Shares	%	No of Shares	%	^ No of Options
Tan Sri Cheng Heng Jem	1,680	*	342,179,285 (b)	57.67	-
Lion Realty Private Limited	-	-	329,148,283 (c)	55.47	-
Datuk Cheng Yong Kim	591,586	0.10	329,255,407 (a)	55.49	175,000
Lancaster Trading Company Limited ("Lancaster")	11,518,084	1.94	320,561,025 (d)	54.02	-
Utara Enterprise Sdn Bhd	-	-	320,561,025 (d)	54.02	-
William Cheng Sdn Bhd ("WCSB")	7,466	*	320,561,025 (d)	54.02	-
LHSB	12,482,614	2.10	308,078,411 (e)	51.92	-
Happyvest (M) Sdn Bhd	-	-	307,998,020 (f)	51.91	-
Amanvest	8,297,194	1.40	299,529,946 (g)	50.48	-
Mirzan bin Mahathir	-	-	299,529,946 (g)	50.48	-
Peringkat Prestasi (M) Sdn Bhd	-	-	299,529,946 (g)	50.48	-
Umatrac	296,797,060	50.02	2,732,886 (h)	0.46	-
Lembaga Tabung Angkatan Tentera	17,360,993	2.93	299,983,946 (i)	50.56	-
Timuriang Sdn Bhd ("Timuriang")	-	-	299,529,946 (g)	50.48	-
Amsteel	1,002,783	0.17	298,527,163 (j)	50.31	-
LCB	756	*	299,529,190 (k)	50.48	-

Notes

* Negligible

^ Options granted pursuant to LLB's ESOS

(a) Deemed interested by virtue of Section 6A of the Companies Act, 1965 held via Amanvest, Horizon Towers, LHSB, Tirta, Araniaga, TBM, LMSB, LDP, Jelajah, Bayview, Umatrac, AMB, Amsteel, LCB, Sin Seng and Konming.

(b) Deemed interested by virtue of Section 6A of the Companies Act, 1965 held via Amanvest, Horizon Towers, Lancaster, LHSB, Tirta, WCSB, Araniaga, TBM, Lion Holdings Pte Ltd, LMSB, LDP, Jelajah, Bayview, Trillionvest Sdn Bhd, Umatrac, AMB, Amsteel, LCB, Ceemax Electronics Sdn Bhd and Konming.

(c) Deemed interested by virtue of Section 6A of the Companies Act, 1965 held via Amanvest, Horizon Towers, LHSB, Tirta, Araniaga, TBM, LMSB, LDP, Jelajah, Bayview, Umatrac, AMB, Amsteel, LCB and Konming

(d) Deemed interested by virtue of Section 6A of the Companies Act, 1965 held via Amanvest, LHSB, Tirta, Araniaga, TBM, Jelajah, Umatrac, AMB, Amsteel, LCB and Konming

(e) Deemed interested by virtue of Section 6A of the Companies Act, 1965 held via Amanvest, Tirta, Araniaga, TBM, Jelajah, Umatrac, AMB, Amsteel, LCB and Konming

(f) Deemed interested by virtue of Section 6A of the Companies Act, 1965 held via Amanvest, Tirta, Umatrac, AMB, Amsteel, LCB and Konming

(g) Deemed interested by virtue of Section 6A of the Companies Act, 1965 held via Umatrac, AMB, Amsteel, LCB and Konming

(h) Deemed interested by virtue of Section 6A of the Companies Act, 1965 held via AMB, Amsteel, LCB and Konming.

(i) Deemed interested by virtue of Section 6A of the Companies Act, 1965 held via Umatrac, AMB, Amsteel, LCB, Affin-ACF Finance Berhad and Konming

(j) Deemed interested by virtue of Section 6A of the Companies Act, 1965 held via Umatrac, AMB, LCB and Konming

(k) Deemed interested by virtue of Section 6A of the Companies Act, 1965 held via Umatrac, AMB, Amsteel and Konming.

Save for Umatrac and Timuriang, which are wholly-owned subsidiaries of Amsteel, the major shareholders of LLB are also major shareholders of Amsteel.

The Interested Major Shareholders will abstain from voting in respect of their direct and indirect shareholdings in LLB in relation to the Proposals at the EGM to be convened.

The Interested Directors and Interested Major Shareholders have undertaken to ensure that persons connected with them and having interest in LLB Shares, will abstain from voting in respect of their direct and indirect shareholdings in LLB in relation to the Proposals at the forthcoming EGM.

Save as disclosed above, none of the other Directors and Major Shareholders of LLB, and/or persons connected with them have any interest, whether directly or indirectly, in the Proposals.

8. INDEPENDENT ADVISER

The Proposals are deemed to be related party transactions. As such, LLB has appointed BDO Binder as its Independent Adviser to advise the Independent Directors and minority shareholders of LLB on the fairness and reasonableness of the terms and conditions of the Proposals. The opinion of the Independent Adviser is set out in Part B of this Circular.

SHAREHOLDERS SHOULD READ CAREFULLY THE INDEPENDENT ADVICE LETTER SO AS TO BE IN A POSITION TO MAKE AN INFORMED DECISION OF THE MERITS OR OTHERWISE OF THE PROPOSALS.

9. DIRECTORS' RECOMMENDATION

After due consideration of the terms of the Proposals and the opinion of BDO Binder on the Proposals, your Directors are of the opinion that the terms of the Proposals are fair and reasonable and in the best interests of LLB and its shareholders. Accordingly, your Independent Directors namely Tan Sri Dato' Musa bin Hitam, Dato' Dr Mohd Shahari Ahmad Jabar and Tan Sri Datuk Asmat bin Kamaludin recommend that you vote in favour of the resolutions pertaining to the Proposals to be tabled at the forthcoming EGM.

10. EGM

The EGM, the notice of which is enclosed in this Circular, will be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 28 March 2002 at 10.00 a.m.

If you are unable to attend and vote in person at the EGM, you should complete and return the enclosed Form of Proxy in accordance with the instructions therein as soon as possible and in any event so as to arrive at the Registered Office of LLB at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur not less than 48 hours before the time fixed for the EGM. The lodging of the Form of Proxy will not preclude you from attending and voting in person should you subsequently wish to do so.

11. FURTHER INFORMATION

Shareholders are requested to refer to the attached appendices for further information.

Yours faithfully
For and on behalf of the Board of Directors of
LION LAND BERHAD

TAN SRI DATO' MUSA BIN HITAM
Chairman

PART B

BDO

BDO Binder
Public Accountants

15th Floor Wisma Hamzah Kwong Hing
No. 1 Leboh Ampang 50100 Kuala Lumpur
Telephone : (603) 2322755
Telefax : (603) 2387045, 2388949

Date : 11 March 2002

To: **The Minority Shareholders of Lion Land Berhad**

Dear Sir/Madam

a) **Proposed acquisition by Amsteel Mills Sdn Bhd ("AMSB"), a 99% owned subsidiary of Lion Land Berhad ("LLB"), of 100% equity interest in Antara Steel Mills Sdn Bhd ("Antara") comprising 218,010,000 ordinary shares of RM1.00 each ("Antara Shares") from Johor Corporation ("JCorp") for a consideration of RM108.23 million to be settled pursuant to the proposals (b) below; and**

b) **Proposed settlement of inter-company indebtedness of RM108.23 million owing by Amsteel Corporation Berhad ("Amsteel") to AMSB.**

(Collectively referred to as the "Proposals")

1. INTRODUCTION

On 16 February 2001, Lion Land Berhad (the "Company") announced that its 99% owned subsidiary company, AMSB had on 13 February 2001 entered into a Conditional Exchange of Assets Agreement ("Exchange of Assets Agreement") with Amsteel, Ayer Keroh Resort Sdn Bhd ("AKR") and JCorp for the following:

(i) The proposed acquisition of Antara by AMSB of 100% equity interest in Antara Steel Mills Sdn Bhd ("Antara") comprising 218,010,000 Antara Shares from JCorp for a consideration of RM108.23 million (herein referred to as the "Proposed Acquisition of Antara"); and

(ii) The consideration of RM108.23 million payable pursuant to the Proposed Acquisition of Antara, shall be satisfied by AMSB procuring:

(a) Amsteel to transfer to JCorp, 100% equity interest in Lion Gateway Parade Sdn Bhd ("LGP") comprising 500,000 ordinary shares of RM1.00 each ("LGP Shares") and assign to JCorp all sums (which amounted to approximately RM49 million based on its audited accounts as at 30 June 2000) owing by LGP to Amsteel, for a consideration of RM90.98 million ("Proposed Disposal of LGP"); and

(b) AKR to transfer 7,500,000 ordinary shares of RM1.00 each in Excellent Strategy Sdn Bhd ("ES") shares ("First Tranche ES Shares") representing 25% equity interest in ES held by AKR, to JCorp for a consideration of RM17.25 million.

The consideration for the Proposed Disposal of LGP of RM90.98 million and the First Tranche ES Shares of RM17.25 million, due to Amsteel and AKR respectively from JCorp are proposed to be satisfed by AMSB discharging and releasing Amsteel from the obligation to repay RM108.23 million of the inter-company indebtedness owing by Amsteel to AMSB (herein referred to as the "Proposed Settlement of Inter-Co Debts").

Simultaneous with the execution of the Exchange of Assets Agreement, AKR and JCorp entered into a Call Option Agreement ("Option Agreement") for the proposed grant by AKR of a call option to JCorp or its nominee to acquire AKR's entire 60% equity interest in ES, exercisable in two (2) tranches as follows:

(i) First Tranche ES Shares for a cash consideration of RM17.25 million; and

(ii) 10,500,000 ordinary shares of RM1.00 each in ES ("Second Tranche ES Shares"), representing the balance 35% equity interest in ES held by AKR, for a cash consideration of RM24.15 million.

On 16 February 2001, LLB also announced that pursuant to a shareholders' agreement (the "Shareholders' Agreement") dated 6 November 1998 between AKR and the other shareholders of ES ("Other ES Shareholders"), the latter have the pre-emptive rights ("Pre-emptive Rights") to acquire AKR's shareholdings in ES in the event AKR disposes its shareholdings in ES. In this regard, should the Other ES Shareholders exercise their Pre-emptive Rights, the call option granted by AKR to JCorp or its nominee to acquire AKR's entire 60% equity interest in ES shall be automatically terminated and be substituted with cash payment by AKR to JCorp of RM17.25 million.

On 19 March 2001, Amsteel announced that the Other ES Shareholders have exercised their Pre-emptive Rights, and accordingly, the call option granted by AKR to JCorp or its nominees to acquire AKR's entire 60% equity interest in ES was terminated and substituted with a cash payment of RM17.25 million by AKR to JCorp.

As the consideration of the Proposed Acquisition of Antara would result in AMSB discharging and releasing Amsteel from the obligation to pay RM108.23 million of inter-company debts by way of netting off inter-company advances against inter-company debts, this would give rise to a related party transaction. Your Directors in compliance with Paragraph 10.08 Listing Requirements of the Kuala Lumpur Stock Exchange, which sets out the requirements for related party transactions, appointed Messrs BDO Binder ("BDO") as Independent Adviser to the minority shareholders of LLB, in this connection.

The purpose of this Independent Advice Letter ("IAL"), apart from setting out the relevant information, is to provide the minority shareholders of LLB with an independent evaluation of the Proposals and our recommendations thereof. For the purpose of this IAL, we have relied on the information furnished to us by LLB as well as discussions with the management of LLB, to form the basis of our evaluation. BDO has not been and was not involved in any negotiation pertaining to the Proposals.

MINORITY SHAREHOLDERS ARE ADVISED TO READ BOTH THIS IAL AND PART A OF THIS CIRCULAR AND TO CONSIDER CAREFULLY THE RECOMMENDATIONS CONTAINED HEREIN BEFORE VOTING ON THE RESOLUTIONS PERTAINING TO THE PROPOSALS TO BE TABLED AT THE FORTHCOMING EXTRAORDINARY GENERAL MEETING ("EGM") OF LLB.

MINORITY SHAREHOLDERS SHOULD NOTE THAT WE, BDO ARE NOT IN POSSESSION OF INFORMATION TO GIVE, AND HAVE NOT GIVEN, ANY CONSIDERATION TO THE SPECIFIC INVESTMENT OBJECTIVES, FINANCIAL SITUATIONS AND PARTICULAR NEEDS OF ANY INDIVIDUAL MINORITY SHAREHOLDER OR ANY SPECIFIC GROUP OF MINORITY SHAREHOLDERS. WE RECOMMEND THAT ANY INDIVIDUAL MINORITY SHAREHOLDER OR GROUP OF MINORITY SHAREHOLDERS WHO MAY REQUIRE ADVICE IN RELATION TO THE PROPOSALS IN THE CONTEXT OF THE INDIVIDUAL OBJECTIVES, FINANCIAL SITUATIONS AND PARTICULAR NEEDS, SHOULD CONSULT THEIR STOCKBROKER, BANK MANAGER, SOLICITOR, ACCOUNTANT OR OTHER PROFESSIONAL ADVISER.

2. DETAILS OF THE PROPOSED ACQUISITION OF ANTARA

2.1 Information on Antara

Antara was incorporated on 15 July 1975 as a private limited company under the Companies Act, 1965. Its present authorised share capital is RM250,000,000 comprising 250,000,000 Antara Shares, of which RM218,010,000 comprising 218,000,000 Antara Shares are issued and fully paid. Antara is a wholly-owned subsidiary of JCorp and is principally engaged in the business of producing steel and related products.

Antara has 1 melt-shop and 2 rolling mills ("Steel Plant") that produce steel billets, steel bars, medium sections and angled bars. Its current annual production capacity is approximately 540,000 tonnes of steel billets, with rolling capacities of 500,000 tonnes of steel bars, medium sections and angled bars. Rolling capacities refer to the capacities of the rolling mills that turn primary products (semi-finished) such as billets into steel bars, medium sections and angled bars. Antara's plant in Pasir Gudang currently employs approximately 770 workers.

Based on its audited accounts for the financial year ended 31 December 2000, Antara had a capital deficiency of RM207.0 million and reported a loss after tax of RM165.1 million respectively.

For further information, please refer to Appendix I of this Circular.

2.2 Salient Features of the Proposed Acquisition of Antara

Pursuant to the Exchange of Assets Agreement, AMSB shall acquire the entire equity interest in a restructured Antara for a consideration of RM108.23 million from JCorp free from all liens, charges or encumbrances and with all rights attached thereto and in accordance with and subject to the terms and conditions of the Exchange of Assets Agreement.

We note that the purchase consideration of RM108.23 million for the Proposed Acquisition of Antara was arrived at on a willing buyer-willing seller basis by the Directors of LLB after taking into consideration the unaudited proforma net tangible assets ("NTA") of Antara as at 30 September 2000 of RM108.23 million. The computation of Antara's unaudited proforma NTA of RM108.23 million was derived based on the agreed value for all fixed assets of Antara being RM118.23 million and Antara's net liabilities (i.e. total liabilities less current assets) of RM10 million.

In this regard, AMSB conducted a due diligence review in February 2001 to verify Antara's fixed assets and net liabilities. The result of AMSB's due diligence review indicated the value for all fixed assets of Antara is not less than RM118.23 million. No independent professional valuation was conducted for the fixed assets of Antara.

To achieve the net liabilities of RM10 million, an appropriate amount of Antara's liabilities, except some trade creditors, may be novated to JCorp. Save for the net liabilities of RM10 million, LLB would acquire Antara on the basis that there are no other liabilities in Antara. For information purpose only, JCorp's cost of investment in the Antara Shares, which was made between April 1978 to August 1999, was RM276.364 million.

The consideration of RM108.23 million payable pursuant to the Proposed Acquisition of Antara, was initially to be satisfied by AMSB procuring:

a) Amsteel to transfer 500,000 LGP Shares, representing 100% equity interest, to JCorp and assign to JCorp all sums owing by LGP to Amsteel, which amounted to approximately RM49 million based on its audited accounts as at 30 June 2000, for a total consideration of RM90.98 million; and

b) AKR to transfer the First Tranche ES Shares to JCorp for a consideration of RM17.25 million.

Following the exercise by the Other ES Shareholders of their Pre-emptive Rights, the proposed transfer by AKR of the First Tranche ES Shares to JCorp is now substituted with a cash payment of RM17.25 million to be made by AKR to JCorp.

2.3 Lease of Antara's Steel Plant

Simultaneous with the execution of the Exchange of Assets Agreement, AMSB entered into a lease agreement ("Lease") with Antara pursuant to which AMSB has the full rights and liberty to operate Antara's Steel Plant. The Lease commenced on 13 February 2001 ("Lease Commencement Date") and will end upon the earlier of the completion or termination of the Exchange of Assets Agreement ("Term").

However, if the Exchange of Assets Agreement is terminated for any reason whatsoever during the Term, the Lease shall be automatically renewed from the date of termination of the Exchange of Assets Agreement for a further period of 10 years less a period equal to the Term ("Renewed Term").

The monthly rental for the Lease during the Term or the Renewed Term is as follow:

Period	Monthly Rental (RM' million)
Lease Commencement Date to the next 12 months *	0.5
Beginning of Year 2 to End of Year 2	0.8
Beginning of Year 3 to End of Year 4	1.0
Beginning of Year 5 to End of Year 6	1.1
Beginning of Year 7 to End of Year 8	1.3
Beginning of Year 9 to End of Year 10	1.5

Note:-

* With a rent free period from the Lease Commencement Date to the earlier of:
a) 31 March 2001; or
b) the date of the actual operation and commercial production of Antara's Steel Plant by AMSB.

AMSB assumed control of the operations of Antara's Steel Plant in April 2001 and commenced commercial production in June 2001. We understand that there are no further material capital commitment required of AMSB to put Antara on-stream, except for the requisite working capital.

3. DETAILS OF THE PROPOSED SETTLEMENT OF INTER-CO DEBTS

As at 31 December 2001, the amount owing by Amsteel Group to AMSB is RM1.145 billion. Presently, AMSB is a 99% owned subsidiary of LLB, which in turn, a 50.48% owned subsidiary of Amsteel.

AMSB proposes to discharge and release Amsteel from the obligation to repay RM108.23 million of inter-company indebtedness owing by Amsteel to AMSB if the Amsteel Group transfers and pay the following to JCorp:

(i) Amsteel to transfer its 100% equity interest in LGP plus the assignment of all sums owing by LGP to Amsteel, which amounted to approximately RM49 million based on the audited accounts as at 30 June 2000, to JCorp for a consideration of RM90.98 million.

(ii) AKR to make a cash payment of RM17.25 million to JCorp.

Upon the completion of the Proposed Settlement of Inter-Co Debts, the balance owing by the Amsteel Group to AMSB as at 31 December 2001, would be reduced to RM1.037 billion.

The balance owing by the Amsteel Group to AMSB is proposed to be addressed pursuant to the LLB Group's revised proposed corporate and debt restructuring scheme announced on 8 October 2001.

4. CONDITIONS TO THE PROPOSALS

The Proposals are conditional upon approvals being obtained from the following:

(i) the approval of the Foreign Investment Committee for the Proposed Acquisition of Antara, was obtained on 15 June 2001 and 27 June 2001, and is subject to the approval of the Ministry of International Trade and Industry ("MITI");

(ii) the approval of the MITI for the Proposed Acquisition of Antara, which was obtained on 13 June 2001 and 9 September 2001 is subject to the condition that Antara complies with the equity condition that at least 70% of equity interest of Antara is to be held by Malaysian with a minimum of 30% reserved. Antara is required to seek the MITI's approval for the allocation of the reserved shares;

(iii) the approval of the Ministry of Finance for the Proposed Acquisition of Antara to be procured by JCorp, was obtained on 13 June 2001, with no condition attached;

(iv) the approval of the Securities Commission for the Proposed Settlement of Inter-Co Debts to be procured by Amsteel;

(v) the shareholders of LLB at an EGM to be convened;

(vi) the consents of the creditors of AMSB and LLB;

(vii) the Disposal by AKR of its 60% equity interest in ES (which was completed on 7 September 2001);

(viii) the relevant approvals for the Proposed Disposal of LGP; and

(ix) any other relevant authorities, as may be required.

Amsteel has informed AMSB that the Proposed Disposal of LGP remains subject to approvals being obtained from the following:

(i) the shareholders of Amsteel at an EGM to be convened; and

(ii) any other relevant authorities as may be required.

The Proposed Acquisition of Antara, Proposed Disposal of LGP and Proposed Settlement of Inter-Co Debts, are all inter-conditional. The Proposed Acquisition of Antara, Proposed Disposal of LGP and Proposed Settlement of Inter-Co Debts are conditional upon the Disposal by AKR of its 60% equity interest in ES, which was completed on 7 September 2001. In addition, the Lease of Antara's Steel Plant and the aforementioned proposals are not inter-conditional.

Barring unforeseen circumstances, the Board of Directors of LLB expects the completion of the Proposals to take place by March 2002.

5. DIRECTORS' AND MAJOR SHAREHOLDERS' INTEREST

Save for the directors and major shareholders named below, none of the other directors and/or major shareholders of LLB and/or persons connected with them (as defined by Section 122A of the Companies Act, 1965) have any interest, whether directly or indirectly, in the Proposals.

Based on the Register of Directors' Shareholdings of LLB as at 25 February 2002, the directors ("Interested Directors") who are deemed to be interested in the Proposals and their respective shareholdings are as follows:

Name	←----- Direct-----→		←----- Indirect ----→		
	No. of Shares	%	No. of Shares	%	^ No. of Options
Datuk Cheng Yong Kim [b]	591,586	0.10	329,255,407 [a]	55.49	175,000
Cheng Yong Liang [c]	63,840	0.01	-	-	-
Dato' Kamaruddin @ Abas bin Nordin [d]	2,000	*	-	-	79,000
Heah Sieu Lay [e]	-	-	-	-	-

Notes:

* Negligible

^ Options grated pursuant to LLB's Executive Share Options Scheme ("ESOS")

(a) Deemed interested by virtue of Section 6A of the Companies Act, 1965 held via Amanvest (M) Sdn Bhd ("Amanvest"), Horizon Towers Sdn Bhd ("Horizon Towers"), Lion Holdings Sdn Bhd ("LHSB"), Tirta Enterprise Sdn Bhd ("Tirta"), Araniaga Holdings Sdn Bhd ("Araniaga"), Teck Bee Mining (M) Sdn Bhd (TBM"), Lion Management Sdn Bhd ("LMSB"), Lion Development (Penang) Sdn Bhd ("LDP"), Jelajah Jaya Sdn Bhd ("Jelajah"), Bayview Properties Sdn Bhd ("Bayview"), Umatrac Enterprises Sdn Bhd ("Umatrac"), Angkasa Marketing Berhad ("AMB"), Amsteel, Lion Corporation Berhad ("LCB"), Sin Seng Investment Pte Ltd ("Sin Seng") and Konming Investments Limited ("Konming").

(b) Datuk Cheng Yong Kim is the Managing Director of LLB and a substantial shareholder of Amsteel and LLB. Datuk Cheng Yong Kim has a 0.03% direct and 35.94% indirect shareholding in Amsteel as at 25 February 2002.

(c) Cheng Yong Liang is the brother of Datuk Cheng Yong Kim and is the nephew of Tan Sri Cheng Heng Jem. Cheng Yong Liang does not have any shareholding in Amsteel as at 25 February 2002. Both Datuk Cheng Yong Kim and Tan Sri Cheng Heng Jem are substantial shareholders of LLB and Amsteel. Tan Sri Cheng Heng Jem has a 37.32% indirect shareholding in Amsteel.

(d) Dato' Kamaruddin @ Abas bin Nordin is an employee of Lion Courts Sdn Bhd (a wholly-owned subsidiary company of LLB), a company where Tan Sri Cheng Heng Jem is a substantial shareholder via his shareholding in LLB.

(e) Heah Sieu Lay is an employee of AMB, a company where Tan Sri Cheng Heng Jem is a substantial shareholder. Tan Sri Cheng Heng Jem has a 0.01% direct and 59.61% indirect shareholding in AMB as at 25 February 2002.

Based on the Register of Substantial Shareholders of LLB as at 25 February 2002 and insofar as the directors of LLB are able to ascertain and are aware, the major shareholders of LLB who are deemed to be interested ("Interested Major Shareholders") in the Proposals and their respective shareholdings are as follows:

Name	←-------Direct-----→		←------Indirect-----→		
	No. of Shares	%	No of Shares	%	^ No of Options
Tan Sri Cheng Heng Jem	1,680	*	342,179,285 [b]	57.67	-
Lion Realty Private Limited	-	-	329,148,283 [c]	55.47	-
Datuk Cheng Yong Kim	591,586	0.10	329,255,407 [a]	55.49	175,000
Lancaster Trading Company Limited ("Lancaster")	11,518,084	1.94	320,561,025 [d]	54.02	-
Utara Enterprise Sdn Bhd	-	-	320,561,025 [d]	54.02	-
William Cheng Sdn Bhd ("WCSB")	7,466	*	320,561,025 [d]	54.02	-
LHSB	12,482,614	2.10	308,078,411 [e]	51.92	-
Happyvest (M) Sdn Bhd	-	-	307,998,020 [f]	51.91	-

Name	←-------Direct-----→		←------Indirect-----→		
	No. of Shares	%	No of Shares	%	^ No of Options
Amanvest	8,297,194	1.40	299,529,946 [g]	50.48	-
Mirzan bin Mahathir	-	-	299,529,946 [g]	50.48	-
Peringkat Prestasi (M) Sdn Bhd	-	-	299,529,946 [g]	50.48	-
Umatrac	296,797,060	50.02	2,732,886 [h]	0.46	-
Lembaga Tabung Angkatan Tentera	17,360,993	2.93	299,983,946 [i]	50.56	-
Timuriang Sdn Bhd ("Timuriang")	-	-	299,529,946 [g]	50.48	-
Amsteel	1,002,783	0.17	298,527,163 [j]	50.31	-
LCB	756	*	299,529,190 [k]	50.48	-

Notes

* Negligible

^ Options granted pursuant to LLB's ESOS

(a) Deemed interested by virtue of Section 6A of the Companies Act, 1965 held via Amanvest, Horizon Towers, LHSB, Tirta, Araniaga, TBM, LMSB, LDP, Jelajah, Bayview, Umatrac, AMB, Amsteel, LCB, Sin Seng and Konming.

(b) Deemed interested by virtue of Section 6A of the Companies Act, 1965 held via Amanvest, Horizon Towers, Lancaster, LHSB, Tirta, WCSB, Araniaga, TBM, Lion Holdings Pte Ltd, LMSB, LDP, Jelajah, Bayview, Trillionvest Sdn Bhd, Umatrac, AMB, Amsteel, LCB, Ceemax Electronics Sdn Bhd and Konming.

(c) Deemed interested by virtue of Section 6A of the Companies Act, 1965 held via Amanvest, Horizon Towers, LHSB, Tirta, Araniaga, TBM, LMSB, LDP, Jelajah, Bayview, Umatrac, AMB, Amsteel, LCB and Konming.

(d) Deemed interested by virtue of Section 6A of the Companies Act, 1965 held via Amanvest, LHSB, Tirta, Araniaga, TBM, Jelajah, Umatrac, AMB, Amsteel, LCB and Konming.

(e) Deemed interested by virtue of Section 6A of the Companies Act, 1965 held via Amanvest, Tirta, Araniaga, TBM, Jelajah, Umatrac, AMB, Amsteel, LCB and Konming.

(f) Deemed interested by virtue of Section 6A of the Companies Act, 1965 held via Amanvest, Tirta, Umatrac, AMB, Amsteel, LCB and Konming.

(g) Deemed interested by virtue of Section 6A of the Companies Act, 1965 held via Umatrac, AMB, Amsteel, LCB and Konming.

(h) Deemed interested by virtue of Section 6A of the Companies Act, 1965 held via AMB, Amsteel, LCB and Konming.

(i) Deemed interested by virtue of Section 6A of the Companies Act, 1965 held via Umatrac, AMB, Amsteel, LCB, Affin-ACF Finance Berhad ("Affin-ACF") and Konming.

(j) Deemed interested by virtue of Section 6A of the Companies Act, 1965 held via Umatrac, AMB, LCB and Konming.

(k) Deemed interested by virtue of Section 6A of the Companies Act, 1965 held via Umatrac, AMB, Amsteel and Konming.

Save for Umatrac and Timuriang, which are wholly-owned subsidiaries of Amsteel, the major shareholders of LLB are also major shareholders of Amsteel.

In the above connection, the Interested Directors have abstained from all deliberations and voting at LLB's Board meeting on the Proposals. The Interested Directors and the Interested Major Shareholders will abstain and also undertake to ensure that the persons connected with them (as defined by Section 122A of the Companies Act, 1965) will abstain, from voting in respect of their direct and indirect shareholdings in LLB on the relevant resolution pertaining to the Proposals to be tabled at the forthcoming EGM.

6. EVALUATION OF THE PROPOSALS

BDO's role is to provide independent advice to the minority shareholders of LLB on the Proposals. BDO was not involved in any negotiation on the terms and conditions nor the formulation of the Proposals.

Our evaluation of the Proposals is based on information compiled in Part A of this Circular, discussions with, and relevant information furnished to us by, the management of LLB and other publicly available information. The information has not been independently verified by BDO and hence we do not vouch for the accuracy and/or completeness of the said information.

We have obtained written confirmation from the Board of Directors of LLB, that they individually and collectively accept full responsibility for the accuracy of the information given and confirm that after making all reasonable enquiries and to the best of their knowledge and belief, all information relevant to our evaluation of the Proposals have been disclosed to us and that there are no other facts, the omission of which would make any information supplied to us misleading.

In carrying out our evaluation, we have considered the following pertinent areas:-

- whether the rationale for the Proposals are in the best interest of LLB;
- whether the consideration for the Proposals are fair and reasonable ; and
- the financial effects of the Proposals to the LLB Group.

We wish to highlight that in carrying out our evaluation, BDO has not given any consideration to the specific investment objectives, financial situation and particular needs of any individual minority shareholder or any specific group of minority shareholders. We recommend that any individual minority shareholders or any specific group of minority shareholders of LLB who may require advice within the context of their individual objectives, financial situation and particular needs should consult their stockbrokers, bankers, solicitors, accountants or any other professional advisers immediately.

6.1 Rationale for the Proposals

We note in Section 4 of Part A of this Circular, the rationale given by the Directors of LLB is as follows:-

"Pursuant to the LLB Group's revised proposed corporate and debt restructuring scheme announced on 8 October 2001, it is proposed that the core activities of the LLB Group be streamlined into steel business, paper and pulp businesses and breweries business. Your Directors consider the activities of Antara to be synergistic to the steel business of AMSB, which is involved in the manufacturing of steel products comprising billets, steel bars, wire rods and hot-briquetted iron. Your Directors expect that there will be opportunities for cost savings through economies of scale and consolidation of operational functions. In order to expedite LLB's involvement in Antara, AMSB entered into the Lease whereby AMSB shall have full rights and liberty to operate the Antara's steel plant. In addition, the Proposed Settlement of Inter-Co Debts will allow AMSB to utilise the inter-company indebtedness owing by the Amsteel Group to AMSB, to finance the Proposed Acquisition of Antara."

LLB had on 5 July 2000 announced a proposed corporate and debt restructuring scheme with the objective to streamline the principal activities of the LLB Group into two core businesses, i.e. steel and timber businesses. As an indication of LLB Group's business direction, we take note of the following statements extracted from LLB's 2000 Annual Report:-

"With the sharp correction in the domestic steel industry over the last two years, the Malaysian Government has encouraged the consolidation of the domestic steel industry, involving possible mergers of smaller steel mills with the larger ones. Being an established player and one of the "Big Five" millers, the Group's steel operation will be at the forefront of such a consolidation."

In the light of the above, we are of the opinion that the Proposed Acquisition of Antara is a commercial undertaking that is in line with the LLB Group's corporate objective to streamline its core businesses and is expected to result in greater synergy with one of the LLB Group's existing core business of manufacturing steel products. The Proposed Acquisition of Antara will increase the number of steel mills it owns and is in line with the Government's objective to consolidate the smaller mills with the bigger ones.

Upon the completion of the Proposed Acquisition of Antara, the inter-company indebtedness will be substituted with a key operating company that is in line with the LLB Group's corporate objective to streamline its core businesses. In addition, the Proposed Acquisition of Antara is also expected to provide the LLB Group with opportunities for cost savings through economies of scale and through the consolidation of operational and administrative functions, and to discharge AMSB from the long term lease commitment of Antara's Steel Plant.

However, one should bear in mind that the domestic steel industry is presently operating in a highly regulated environment with various protective barriers imposed by the Government to protect the local players. With the impending implementation of the ASEAN Free Trade Area ("AFTA") in 2003 and the liberalisation of the global market in 2005, the domestic steel industry in which Antara in currently operating in, may have to be more cost efficient and quality competitive in the future. Accordingly, there is a danger that the domestic market share of local players will be eroded by foreign competition.

6.2 Proposed Acquisition of Antara

The purchase consideration of RM108.23 million for the Proposed Acquisition of Antara was arrived at on a willing buyer-willing seller basis after taking into consideration the unaudited proforma net tangible assets ("NTA") of Antara as at 30 September 2000 of RM108.23 million. The computation of Antara's unaudited proforma NTA of RM108.23 million was derived based on the agreed value for all fixed assets of Antara being RM118.23 million and Antara's net liabilities (i.e. total liabilities less current assets) of RM10 million. To achieve the net liabilities of RM10 million, an appropriate amount of Antara's liabilities, except for some trade creditors, will be novated to JCorp.

We evaluate below the reasonableness of the Proposed Acquisition of Antara:

6.2.1 Quantitative Considerations

Based on its audited accounts for the financial year ended 31 December 2000, Antara recorded a capital deficiency of RM207,045,896. Taking into consideration Antara's audited accounts for the financial year ended 31 December 2000 and the agreement that Antara's net liabilites shall be no more than RM10.0 million at Completion Date, the profoma adjusted NTA of Antara may be analysed as below:

	31.12.2000 RM'000
Property, plant and equipment	421,596
Current assets	92,491
Current liabilities	(633,326)
Long term liabilities	(87,807)
Audited net liabilities	(207,046)
Adjustment	
Novation of liabilities to JCorp so that the net liabilities of Antara is no more than RM10.0 million	618,642
Proforma adjusted NTA	411,596

The purchase consideration of RM108.23 million for the Proposed Acquisition of Antara, therefore, effectively represents a discount of 73.7% to the proforma adjusted NTA of Antara. Although no valuation was carried out on the fixed assets of Antara, it may be deemed that the amount of the proforma adjusted NTA derived essentially represents the audited net book value of the various assets of Antara.

Further, we have also considered using other methods such as the Price to Earnings method, Market Price method, Dividend Yield method and the Discounted Cashflow method to analyse the Proposed Acquisition of Antara. However, premised on the following factors, such methods of valuation have been considered as inappropriate.

a) Antara has been incurring post-taxation losses and has not provided any indication of achieving future sustainable earnings based on the present circumstances. Thus the Price to Earnings method and the Dividend Yield method would not be suitable;

b) The Market Price method is often more suitable for shares of a listed company; and

c) Antara presently has no projects or contracts on hand with a finite life. Thus, the discounted cashflow method may not be deemed as suitable to ascertain the value of Antara.

In contrast, the proforma adjusted NTA method as had been analysed above, appears to more generally reflect the value of Antara.

6.2.2 Qualitative Consideration

The Malaysian steel industry generally relies on the construction, fabrication and infrastructure industries. The production of steel in Malaysia is mainly dominated by long products, namely bar and wire rods, although the importance of flats and heavy steel sections increased in recent years with the rapid development and economic progress of the country. The steel industry forms the foundation of an industrialized economy.

The Malaysian steel industry is also highly regulated with protective barriers imposed by the Government to protect the local players, against inter-alia, dumping by larger foreign millers. Global steel prices are highly volatile, and coupled with the Asian economic downturn and the September 11 incidents, had caused a spiral of falling prices around the globe.

With the implementation of the ASEAN Free Trade Area ("AFTA") in 2003, Malaysia will have to commence lowering tariffs, export subsidies and tax reliefs. In accordance with the Common Effective Preferential Tariff ("CEPT") scheme under AFTA, tariff on goods traded within the region, which meet a 40% Association of South East Asia Nations ("ASEAN") (excluding countries such as Vietnam, Laos, Cambodia and Myannmar) content requirement will be reduced to between 0% to 5% by 1 January 2003. This will result in a liberalized market and intensify competition among producers of similar products in the region. With AFTA, the Malaysian steel industries would have to be more cost efficient and quality competitive in the near future. The removal of trade and non-trade barriers would also affect the competitiveness of exports and may cause an erosion of the domestic market to imports.

In the light of the impending implementation of AFTA and the removal of trade and non-trade barriers, LLB is consolidating and repositioning its steel business to be more cost efficient by merging with smaller steel mills.

AMSB, the 99% owned subsidiary of LLB, is a producer of long products which are traditionally supplied largely to the construction and construction-related engineering industries. AMSB is one of the only six mills producing billets, the upstream feedstock used in the rolling of bars and rods. In addition, AMSB is located in the Klang Valley region, and the locations of the other millers are as follows:

	Name of miller		*Location*
(i)	Perwaja Steel Sdn Bhd	:	Gurun, Kedah
		:	Kemaman, Terengganu
(ii)	Southern Steel Bhd	:	Prai, Penang
(iii)	Malayawata Steel Bhd	:	Prai, Penang
(iv)	Antara	:	Pasir Gudang, Johor

With the Proposed Acquisition of Antara, AMSB will be in a better position to supply in the southern and central region of Malaysia. In addition, the Proposed Acquisition of Antara would yield opportunities for cost saving through economies of scale and consolidation of operational functions. This will better equip the LLB Group to perform despite the stiff competition in the steel industry upon the implementation of AFTA in 2003.

6.2.3 Conclusion

On the basis of:

(i) the qualitative benefits to the LLB Group; and

(ii) the discount to the proforma adjusted NTA as at 31 December 2000 that the proposed purchase consideration of RM108.23 million provides,

the Proposed Acquisition of Antara is fair and reasonable.

6.3 Basis of the settlement consideration for the Proposed Settlement of Inter-Co Debts

The basis of the settlement consideration for the Proposed Settlement of Inter-Co Debts was determined by the purchase consideration of the Proposed Acquisition of Antara. As mentioned in Section 3 above, instead of paying cash or raising external fund to finance the Proposed Acquisition of Antara, it had been agreed between AMSB and JCorp that AMSB will procure:

(i) Amsteel to transfer its 100% equity interest in LGP plus the assignment of all sums owing by LGP to Amsteel, which amounted to approximately RM49 million based on the audited accounts as at 30 June 2000, to JCorp for a consideration of RM90.98 million; and

(ii) AKR to make a cash payment of RM17.25 million ("Proposed Cash Payment") to JCorp.

In consideration of the Proposed Disposal of LGP and the Proposed Cash Payment to JCorp, AMSB will discharge and release Amsteel from the obligation to repay RM108.23 million of the inter-company indebtedness owing by Amsteel to AMSB.

Premised on the above, the LLB Group is neutral to the basis of arriving at the consideration for the Proposed Disposal of LGP and the Proposed Cash Payment, insofar that it deems the consideration to be paid for the Proposed Acquisition of Antara as fair and reasonable. This is because the LLB Group does not presently have any interest in LGP and ES, and its interest in the procurement of the sale of LGP and the cash payment to JCorp for a total consideration of RM108.23 million, is essentially limited to ensure that its inter-company debt settlement by Amsteel, is of an equivalent amount to AMSB. In other words, the effect of the Proposed Disposal of LGP and the Proposed Cash Payment to the LLB Group is limited to the consideration paid on its behalf, by Amsteel to JCorp for the Proposed Acquisition of Antara, in consideration of a reduction of a debt owing by Amsteel to AMSB of a same amount.

6.4 Effects of the Proposals

6.4.1 Share Capital and Major Shareholders

The Proposals will not have any effect on the share capital of LLB, or on the shareholdings of the major shareholders of LLB, as there is no new issuance of LLB Shares pursuant to the Proposals.

6.4.2 Earnings

The Directors of LLB made the following statements in Part A of this Circular in relation to impact of the Proposals on the earnings of the LLB Group:

"Barring unforeseen circumstances, the Proposals (which your Directors expect to be completed by March 2002) will not have any material effect on the earnings of LLB Group for the financial year ending 30 June 2002. Your Directors are of the view that the Proposed Acquisition of Antara would contribute positively to the future earnings of the LLB Group when the benefits arising from the consolidation of AMSB's and Antara's operational functions and economies of scale are eventually realised."

The Proposals are not expected to have any material effect on the earnings of the LLB Group for the financial year ended 30 June 2002 as the Proposals are expected to be completed by March 2002.

6.4.3 Net Tangible Assets

Assuming the Proposals are effected on 30 June 2001, the Directors of LLB do not expect the Proposals to have any material effect on the NTA of the LLB Group as the book value of the fixed assets of Antara will be written down to RM118.23 million by AMSB upon the Completion Date to reflect the agreed acquisition cost of Antara's fixed assets. The Proposals involve the replacement of one form of asset with another. In other words, the inter-company debt owing by Amsteel will now be substituted with a 100% equity shareholding in Antara.

7. FURTHER INFORMATION

Minority shareholders are advised to refer to Part A and the appendices of this Circular for further information.

8. CONCLUSION AND RECOMMENDATION

Based on our evaluation and review as contained in the foregoing sections, we are of the opinion that, on the basis of the information available to us, the financial terms of the Proposed Acquisition of Antara and the Proposed Settlement of Inter-Co Debts appear fair and reasonable and are not detrimental to the interest of minority shareholders of LLB. The Proposed Settlement of Inter-Co Debts that is inter-conditional with the Proposed Acquisition of Antara, is in line with the LLB Group's efforts to streamline its business activities and is therefore in the long-term interest of the LLB Group.

Premised on the above, we are of the opinion that it would be in the interest of the minority shareholders of LLB to vote in favour of the resolutions pertaining to the Proposals to be tabled at the forthcoming EGM.

Please note that BDO does not express any opinion on the commercial merits of the Proposed Acquisition of Antara that is inter-conditional with the Proposed Settlement of Inter-Co Debts, and which is the sole responsibility of the Board of Directors of LLB. Furthermore, we wish to emphasise that the advice of BDO as contained in this IAL is addressed to the minority shareholders of LLB at large and is not specific to any minority shareholder, individually, or to a group of shareholders. In rendering our advice, BDO has not given any consideration to the specific investment objectives, financial situation and particular need of any individual minority shareholder or any specific group of minority shareholders.

Yours faithfully,

TAN KIM LEONG, JP
Partner

VINCENT CHEW
Principal

1. HISTORY AND BUSINESS

Antara was incorporated in Malaysia on 15 July 1975.

Antara is principally engaged in the business of producing steel and related products. The plant is located in Pasir Gudang, Johor with a land area of approximately 69.85 acres and a built-up area of approximately 37.10 acres.

Antara has 1 melt-shop and 2 rolling mills ("Steel Plant") that produce steel billets, steel bars, medium sections and angle bars. The current annual production capacity of Antara is approximately 540,000 tonnes of steel billets, with rolling capacities of 500,000 tonnes of steel bars, medium sections and angle bars. Rolling capacities refer to the capacities of the rolling mills that turn primary products (semi-finished) such as billets into steel bars, medium sections and angle bars. Antara's plant in Pasir Gudang currently employs approximately 770 workers.

Antara's products are mostly for domestic usage which contribute 70% of sales whilst the balance 30% of Antara's products are exported to Brunei, Hong Kong, Sri Lanka, Singapore, USA and Australia. Antara's raw materials are principally sourced domestically whilst the balance are sourced from Singapore, South Africa, Australia and India.

The annual production capacity and production output of Antara for the last 5 years are as follows:-

(MT'000)	1996	1997	1998	1999	2000
Billets					
Annual capacity	540	540	540	540	540
Actual production	347	391	271	293	227
Bars					
Annual capacity	500	500	500	500	500
Actual production	225	285	140	252	216

2. SHARE CAPITAL

As at 25 February 2002, the authorised share capital of Antara is RM250,000,000 comprising 250,000,000 Antara Shares whilst its issued and paid-up capital is RM218,010,000 comprising 218,010,000 Antara Shares.

The details of the changes in the issued and paid-up capital of Antara since its incorporation are as follows:-

Date of allotment	No. of shares allotted	Par value RM	Type of issue	Total issued and paid-up capital RM
15.07.75	2	1.00	Subscribers' share	2
10.04.78	9,999,998	1.00	i) Cash of RM8,848,998; ii) Capitalisation of purchase consideration of land of RM1,045,000 iii) Capitalisation of value of pre-operating expenses of RM106,000	10,000,000
15.12.81	11,000,000	1.00	Cash	21,000,000
17.03.83	2,856,000	1.00	Cash	23,856,000
23.06.83	1,144,000	1.00	Cash	25,000,000
01.02.91	20,000,000	1.00	Cash	45,000,000
15.01.93	20,000,000	1.00	Cash	65,000,000

Date of allotment	No. of shares allotted	Par value RM	Type of issue	Total issued and paid-up capital RM
16.11.95	10,000,000	1.00	i) Cash of RM580,087 ii) Capitalisation of purchase consideration of land of RM9,419,913	75,000,000
21.11.95	45,000,000	1.00	Cash	120,000,000
14.08.99	98,010,000	1.00	Capitalisation of the purchase consideration of land of RM98,010,000	218,010,000

3. DIRECTORS AND DIRECTORS' SHAREHOLDINGS

The Directors of Antara as at 25 February 2002 are as follows:

Name	Nationality
Tan Sri Dato' Muhammad Ali Hashim	Malaysian
Dato' Johari Mohamed	Malaysian
Zulkifli bin Ibrahim	Malaysian
Tuan Haji Abd Rani Abd Mokti	Malaysian
Azizah Ahmad	Malaysian

None of the Directors has any direct or indirect shareholdings in Antara.

4. SUBSTANTIAL SHAREHOLDER

Antara is a wholly-owned subsidiary of JCorp.

JCorp, formerly known as Johor State Economic Development Corporation, is a state government body. It started as a public enterprise as a body corporate established under the Johor Corporation Enactment (no. 4 of 1968) (as amended by Enactment No.5 of 1995) and commenced operations with the appointment of its first chief executive in 1970. It plays a major role in fostering growth in Johor's economy particularly in plantations, industrial development, healthcare, property, timber, intraprenuerial development and franchising.

The Directors of JCorp as at 25 February 2002 are as follows:-

Dato Haji Abdul Ghani bin Othman
Tan Sri Dato' Muhammad Ali Hashim
Tan Sri Dato' Abdullah bin Ayub
Dato' Ayub bin Mion
Cik Umi Kalthum bte Abdul Majid
Dato' Haji Badri bin Haji Dasuki
Datuk Abdul Razak bin Haji Ramli
Datuk Zakiah bte Hashim
Hassan bin Ismail
Dato' Ahmad bin Abdullah
Dr Haris bin Salleh
Satira bte Omar

None of the Directors has any direct or indirect shareholdings in JCorp.

5. SUBSIDIARY AND ASSOCIATED COMPANIES

Antara does not have any subsidiary and associated companies.

6. PROFIT AND DIVIDEND RECORD

A summary of the audited profit and dividend record of Antara for the five financial years ended 31 December 2000 are as follows:-

Financial Year Ended 31 December	1996 RM'000	1997 RM'000	1998 RM'000	1999 RM'000	2000 RM'000
Turnover	324,482	361,619	244,561	241,081	238,049
Profit / (Loss) before taxation	2,699	(39,725)	(126,755)	(131,783)	(165,113)
Taxation	(100)	-	-	-	-
Profit / (Loss) after taxation	2,599	(39,725)	(126,755)	(131,783)	(165,113)
Number of ordinary shares in issue ('000)	120,000	120,000	120,000	156,800 *	218,010
Net earnings / (loss) per ordinary share (sen)	2.2	(33.1)	(105.6)	(84.0)	(75.7)
Gross dividend rate per ordinary share (%)	3.0	-	-	-	-

Notes:

* Based on the weighted average number of ordinary shares in issue.

a The loss after taxation for the financial year ended 31 December 1997 was due to the losses incurred by the section mill which started operations in 1996.

b The reduction in turnover and the increase in loss after taxation for the financial years ended 31 December 1998 and 1999 were due to the adverse economic developments in the Asian region which reduced the demand of steel products.

c For the financial year ended 31 December 2000, there was a higher loss after taxation due to higher write-off of receivables.

d There were no exceptional and extraordinary items for the financial years under review.

7. AUDITED ACCOUNTS OF ANTARA FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2000

The audited accounts of Antara for the financial year ended 31 December 2000 together with the auditor's report is enclosed herewith.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
(AF 1146)
Public Accountants
Level 16
Menara Ansar
Jalan Trus
P O Box 296
80730 Johor Bahru, Johor, Malaysia
Telephone +60 (7) 222 4448
Facsimile +60 (7) 224 8088

REPORT OF THE AUDITORS
TO THE MEMBER OF ANTARA STEEL MILLS SDN. BHD.
(Company No. 23848 W)
(Incorporated in Malaysia)

We have audited the financial statements set out on pages 29 to 45. These financial statements are the responsibility of the Company's Directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with approved auditing standards in Malaysia. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Directors, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion:

(a) the financial statements have been prepared in accordance with the provisions of the Companies Act, 1965 and applicable approved accounting standards in Malaysia so as to give a true and fair view of:

(i) the matters required by Section 169 of the Companies Act, 1965 to be dealt with in the financial statements and;

(ii) the state of affairs of the Company as at 31 December 2000 and of the results and cash flows of the Company for the year ended on that date;

and

(b) the accounting and other records and the registers required by the Act to be kept by the Company have been properly kept in accordance with the provisions of the Act.

Without qualifying our opinion, we draw attention to note 2(a) of the financial statements. The Company incurred a loss after taxation of RM165,112,803 for the year ended 31 December 2000. At that date, it had net current liabilities of RM540,834,914 and a deficit in shareholders' funds of RM207,045,896. In view of these factors, the appropriateness of preparing the financial statements on a going concern basis is dependent on financial support from its shareholders, creditors and bankers and/or on it attaining sufficient cash inflows to sustain its operations.

PRICEWATERHOUSECOOPERS
(No. AF-1146)
Public Accountants

MOHD BARUIS BIN ZAINUDDIN
(No. 969/03/03 (J/PH))
Partner of the firm

14 JUN 2001

Company No.

23848	W

ANTARA STEEL MILLS SDN. BHD.
(Incorporated in Malaysia)

INCOME STATEMENTS
31 DECEMBER 2000

	Note	2000 RM	1999 RM
Revenue	3	238,049,340	241,081,380
Cost of sales	4	(284,378,389)	(299,673,380)
Gross loss		(46,329,049)	(58,592,000)
Other operating income		12,711,815	556,182
Selling and distribution costs		(8,295,975)	(21,675,670)
Administrative expenses		(41,927,668)	(14,266,371)
Other operating expenses		(2,826,484)	(983,497)
Loss from operations	5	(86,667,361)	(94,961,356)
Finance cost	6	(78,445,442)	(36,822,115)
Loss from ordinary activities before tax and attributable to shareholders		(165,112,803)	(131,783,471)
Tax	7	-	-
Loss attributable to shareholders		(165,112,803)	(131,783,471)

The notes on pages 34 to 45 form an integral of these financial statements.

Company No.

23848	W

ANTARA STEEL MILLS SDN. BHD.
(Incorporated in Malaysia)

BALANCE SHEET AS AT 31 DECEMBER 2000

	Note	2000 RM	1999 RM
NON-CURRENT ASSETS			
Property, plant and equipment	8	421,595,969	540,194,434
CURRENT ASSETS			
Inventories	9	75,574,521	132,866,679
Trade and other receivables	10	16,457,470	48,674,124
Cash and bank balances		459,007	280,150
		92,490,998	181,820,953
LESS: CURRENT LIABILITIES			
Trade and other payables	11	364,984,419	57,118,459
Borrowings	12	226,104,637	575,558,041
Bank overdrafts	13	42,236,856	46,872,357
		633,325,912	679,548,857
NET CURRENT LIABILITIES		(540,834,914)	(497,727,904)
LESS: NON-CURRENT LIABILITY			
Borrowings	12	87,806,951	84,399,623
		(207,045,896)	(41,933,093)
CAPITAL AND RESERVES			
Share capital	14	218,010,000	218,010,000
Accumulated losses		(425,055,896)	(259,943,093)
Deficit in shareholders' funds		(207,045,896)	(41,933,093)

The notes on pages 34 to 45 form an integral of these financial statements.

Company No.

23848	W

ANTARA STEEL MILLS SDN. BHD.
(Incorporated in Malaysia)

COMPANY STATEMENT OF CHANGES IN EQUITY FOR THE YEAR ENDED 31 DECEMBER 2000

	Issued and fully paid ordinary shares of RM1 each		Distributable	
	Number of shares	Nominal value	Accumulated losses	Total
		RM	RM	RM
At 1 January 1999	218,010,000	218,010,000	(128,159,622)	89,850,378
Net loss	-	-	(131,783,471)	(131,783,471)
At 31 December 1999	218,010,000	218,010,000	(259,943,093)	(41,933,093)
At 1 January 2000	218,010,000	218,010,000	(259,943,093)	(41,933,093)
Net loss	-	-	(165,112,803)	(165,112,803)
At 31 December 2000	218,010,000	218,010,000	(425,055,896)	(207,045,896)

The notes on pages 34 to 45 form an integral of these financial statements.

Company No.

23848	W

ANTARA STEEL MILLS SDN. BHD.
(Incorporated in Malaysia)

CASH FLOW STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2000

	Note	2000 RM	1999 RM
CASH FLOWS FROM OPERATING ACTIVITIES			
Net loss attributable to shareholders		(165,112,803)	(131,783,471)
Adjustments for:			
Depreciation of property, plant and equipment		27,623,792	30,943,418
Gain on disposal of property, plant and equipment		(2,213,968)	(23,199)
Interest expense		78,445,442	36,822,114
Stock written off		12,629,067	-
Receivables written off		29,489,553	-
		(19,138,917)	(64,041,138)
Changes in working capital:			
Decrease in stocks		44,822,231	69,751,320
Decrease in receivables		483,966	(3,248,844)
Increase/(decrease) in holding corporation balances		232,792,056	2,915,465
Decrease/(increase) in related companies balances		1,887,067	(10,722,705)
(Decrease)/increase in payables		27,131,294	21,835,056
Cash generated from/(used in) operations		287,977,697	16,489,154
Interest paid		(30,247,904)	(35,808,561)
Net cash used in operating activities		257,729,793	(19,319,407)
INVESTING ACTIVITIES			
Purchase of property, plant and equipment		(4,993,451)	(100,923,511)
Proceeds from disposal of property, plant and equipment		98,182,092	86,107
Net cash used in investing activities		93,188,641	(100,837,404)
INVESTING ACTIVITIES			
Increase in share capital		-	98,010,000
Net cash from investing activities		-	98,010,000

The notes on pages 34 to 45 form an integral of these financial statements.

Company No.

23848	W

ANTARA STEEL MILLS SDN. BHD.
(Incorporated in Malaysia)

CASH FLOW STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2000 (CONTINUED)

	Note	2000 RM	1999 RM
FINANCING ACTIVITIES			
Proceeds from long-term borrowings		4,875,000	96,936,172
Repayment of loans		(350,976,660)	(64,360,000)
Repayment of hire purchase creditor		(2,416)	-
Net cash from financing (used in) activities		(346,104,076)	32,576,172
INCREASE IN CASH AND CASH EQUIVALENTS		4,814,358	10,429,361
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		(46,592,207)	(57,021,568)
CASH AND CASH EQUIVALENTS AT END OF YEAR	15	(41,777,849)	(46,592,207)

The notes on pages 34 to 45 form an integral of these financial statements.

Company No.

23848	W

ANTARA STEEL MILLS SDN. BHD.
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS - 31 DECEMBER 2000

1 GENERAL INFORMATION

The financial activity of the Company consist of the manufacture and sales of steel products.

The number of employees in the Company at the end of the year amounted to 845 (1999 : 893).

The holding and ultimate holding corporation is Johor Corporation, a body corporate established by the Johor State Government under the Enactment no.4 of 1968 (Amended by Enactment No.5 of 1995).

The Company is a limited liability Company, incorporated and domiciled in Malaysia.

The address of the registered office of the Company is as follows:

13th Floor, Menara Johor Corporation
Kotaraya
80000 Johor Bahru

The address of the principal place of business of the Company is as follows:

PLO 277, Jalan Gangsa 1
Kawasan Perindustrian Pasir Gudang
81700 Pasir Gudang
Johor

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of preparation

The financial statements of the Company have been prepared under the historical cost convention unless otherwise indicated in this summary of significant accounting policies.

The financial statements comply with the applicable approved accounting standards in Malaysia and the provisions of the Companies Act, 1965.

The Company incurred a loss after taxation of RM165,112,803 for the year ended 31 December 2000. At that date, it had net current liabilities of RM540,834,914 and a deficit in shareholders' funds of RM207,045,896. In view of these factors, continuation of the Company as a going concern is dependent on financial support from its shareholder, creditors and bankers and/or on it attaining cash inflows to sustain its operations. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or to amounts and classification of liabilities that may be necessary if the going concern basis of preparing the financial statements is not appropriate.

Company No.

23848	W

ANTARA STEEL MILLS SDN. BHD.
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS - 31 DECEMBER 2000
(CONTINUED)

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b) Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. The cost of property, plant and equipment represent their purchase costs, together with any incidental cost of acquisition.

No depreciation is provided on capital work-in-progress. Leasehold land is amortised over the period of the lease. Other property, plant and equipment are depreciated on a straight line basis to write off their costs over its estimated useful life. The annual rates are:-

Leasehold land	Over 30 - 60 years
Buildings	5%
Plant and machinery	5%
Furniture, fittings and equipment	15%
Motor vehicles	20%

(c) Inventories

Raw materials and consumable stores are stated at cost calculated on a weighted average basis. Finished goods are stated at the lower of cost and net realisable value. Cost (comprising raw materials, direct labour and an appropriate proportion of production overhead) is calculated on a weighted average basis.

Rolls are charged to the income statement based on the percentage of consumption used.

(d) Foreign currencies

Transactions in foreign currencies are converted into Ringgit Malaysia at exchange rates approximating those ruling at transaction dates. Foreign currency assets and liabilities at balance sheet date are translated at rates of exchange approximating those ruling at that date. Exchange differences are taken to the income statement.

(e) Deferred Taxation

The Company adopts the liability method in accounting for deferred taxation on all material timing differences which arise where the basis for determining taxable income differ from those used to determine accounting income.

Deferred tax benefits are not recognised unless there is a reasonable expectation of realisation in the foreseeable future.

Company No.

23848	W

ANTARA STEEL MILLS SDN. BHD.
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS - 31 DECEMBER 2000
(CONTINUED)

2 SUMMARY SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(f) Trade receivables

Trade receivables are carried at anticipated realisable value. Bad debts are written off in the period in which they are identified. An estimate is made for doubtful debts based on a review of all outstanding amounts at year end.

(g) Revenue recognition

Sales are recognised upon delivery of products and customers' acceptance, if any, net of discounts.

(h) Cash and cash equivalents

Cash comprises cash in hand and balances with licensed financial institutions. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amount of cash, net of short-term bank borrowings which are repayable on demand.

(i) Comparatives

Comparative figures have been adjusted to conform with changes in presentation. The comparative figures were also extended to comply with the additional disclosure requirements of the 13 new MASB Standards that are applicable for the year ended 31 December 2000.

There are no changes accounting policy that affect net loss attributable to shareholders as result of the adoption of the above standards in these financial statements.

3 REVENUE

	2000 RM	1999 RM
Sales of goods	238,049,340	241,081,380

4 COST OF SALES

Included in cost of sales are the write down of raw materials amounting to RM11,980,160 arising from the difference between the physical count (actual weighing) and the quantity recorded; and the write off of obsolete consumable stores and spares of RM489,767.

Company No.

23848	W

ANTARA STEEL MILLS SDN. BHD.
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS - 31 DECEMBER 2000
(CONTINUED)

5 LOSS FROM OPERATIONS

The following items have been charged/(credited) in arriving at loss from operations:

	2000 RM	1999 RM
Auditors' remuneration	23,000	23,000
Depreciation of property, plant and equipment	27,623,794	30,943,418
Corporate fees	(375,000)	75,000
Directors' remuneration		
- other emoluments	212,160	458,880
Hire of plant and machinery	333,116	342,426
Gain on disposal of property, plant and equipment	(2,213,968)	(23,199)
Staff cost	22,091,682	21,084,830
Receivables written off	29,489,553	-
Gain on foreign exchange	(400,295)	(529,730)

The estimated monetary value of benefits provided to Directors during the year by way of usage of the Company's assets and the provision of accommodation and other similar benefits amounted to RM9,400 (1999: RM111,190).

The corporate fees represent reversal of Directors' fees payable to the holding corporation in the previous years for the services of certain of its executives who served as Directors of the Company.

6 FINANCE COST

	2000 RM	1999 RM
Interest on:		
- overdraft	2,712,338	3,371,060
- term loan	71,685,280	27,903,709
- hire purchase	570	-
Interest on overdue accounts	1,000,680	-
Bank and bankers' acceptance charges	3,046,574	5,547,346
	78,445,442	36,822,115

Company No.

23848	W

ANTARA STEEL MILLS SDN. BHD.
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS - 31 DECEMBER 2000
(CONTINUED)

7 TAXATION

	2000 RM	1999 RM
Income tax – current	-	-

There is no current tax charge for the year due to losses incurred.

Subject to agreement by the Inland Revenue Board, the unabsorbed tax losses and capital and reinvestment allowances available for carried forward to future years for which the related tax effects have not been accounted for amounted to approximately RM368million (1999: RM226 million) and RM530million (1999: RM448 million) respectively.

Company No.

23848	W

ANTARA STEEL MILLS SDN. BHD.
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS - 31 DECEMBER 2000 (CONTINUED)

8 PROPERTY, PLANT AND EQUIPMENT

2000	Long leasehold land	Short leasehold land	Leasehold buildings	Plant and machinery	Furniture, fittings, equipment and motor vehicles	Capital work-in-progress	Total
Cost	RM	RM	RM	RM	RM		
At 1 January	119,418,987	12,396,069	118,861,791	375,618,818	34,170,400	35,743,308	696,209,373
Additions	-	-	45,200	-	1,728,337	3,246,392	4,993,451
Disposals (PLO 22)	(98,010,000)	-	-	-	(422,670)	-	(98,432,670)
Written off	-	-	(6,926,669)	(26,552,176)	(7,371,835)	-	(40,850,680)
Reclassifications	-	-	150,075	671,300	27,788	(849,163)	-
At 31 December	21,408,987	12,396,069	112,130,397	349,737,942	28,105,542	38,140,537	561,919,474
Accumulated depreciation							
At 1 January	1,679,511	2,139,824	33,261,838	97,300,758	21,633,008	-	156,014,939
Charge for the year	2,005,128	413,202	5,803,240	17,971,597	1,430,625	-	27,623,792
Disposals	(2,041,876)	-	-	-	(422,670)	-	(2,464,546)
Written off	-	-	(6,926,669)	(26,552,176)	(7,371,835)	-	(40,850,680)
At 31 December	1,642,763	2,553,026	32,138,409	88,720,179	15,269,128	-	140,323,505
Net book value at 31 December	19,766,224	9,843,043	79,991,988	261,009,763	12,836,415	38,140,537	421,595,969

Company No.

23848	W

ANTARA STEEL MILLS SDN. BHD.
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS - 31 DECEMBER 2000 (CONTINUED)

8 PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

1999	Long leasehold land	Short leasehold land	Leasehold buildings	Plant and machinery	Furniture, fittings, equipment and motor vehicles	Capital work-in-progress	Total
Cost	RM	RM	RM	RM	RM		
At 1 January	21,408,987	12,396,069	114,205,121	375,185,896	33,509,145	39,271,410	595,976,628
Additions	98,010,000	-	1,180,191	295,787	846,163	591,370	100,923,511
Written off	-	-	-	-	(690,766)	-	(690,766)
Reclassifications	-	-	3,476,479	137,135	505,858	(4,119,472)	-
At 31 December	119,418,987	12,396,069	118,861,791	375,618,818	34,170,400	35,743,308	696,209,373
Accumulated depreciation							
At 1 January	899,508	1,726,622	27,392,166	78,531,017	17,146,682	-	125,695,995
Charge for the year	780,003	413,202	5,869,672	18,769,741	5,110,800	-	30,943,418
Written off	-	-	-	-	(624,474)	-	(624,474)
At 31 December	1,679,511	2,139,824	33,261,838	97,300,758	21,633,008	-	156,014,939
Net book value at 31 December	117,739,476	10,256,245	85,599,953	278,318,060	12,537,392	35,743,308	540,194,434

(a) The titles to the Company's leasehold land i.e. PLO 495 and PLO 22 amounting to RM9,846,718 are still registered in the name of the holding Company, Johor Corporation and have not been transferred to the Company.

Company No.

23848	W

ANTARA STEEL MILLS SDN. BHD.
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS - 31 DECEMBER 2000
(CONTINUED)

9 INVENTORIES

	2000 RM	1999 RM
At cost		
Raw materials	15,223,393	45,310,327
Consumable stores and spares	40,383,917	48,159,392
	55,607,310	93,469,719
At net realisable value		
Finished goods	19,967,211	39,396,960
	75,574,521	132,866,679

10 TRADE AND OTHER RECEIVABLES

	2000	1999
Trade receivables	11,243,597	6,489,865
Other receivables	3,292,307	8,804,735
Less: Provision for doubtful debts	(159,140)	-
	3,133,167	8,804,735
Deposits	501,477	503,384
Prepayments	716,861	440,224
Amount due from related companies	862,368	32,435,916
	16,457,470	48,674,124

The amounts due from related companies are in respect of sales of finished goods and expenses paid on their behalf.

The amounts are unsecured, interest free with no fixed term of repayment.

Company No.

23848	W

ANTARA STEEL MILLS SDN. BHD.
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS - 31 DECEMBER 2000
(CONTINUED)

11 TRADE AND OTHER PAYABLES

	2000 RM	1999 RM
Trade payables	64,016,028	42,205,043
Trade accruals	15,336,934	11,645,347
Amount due to holding corporation (non-trade)	285,558,192	2,997,876
Amounts due to related companies	73,265	270,193
	364,984,419	57,118,459

The amounts due to related companies are in respect of purchases of raw materials and expenses paid on behalf of the Company.

The amounts due to holding corporation and related companies are unsecured, interest free with no fixed term of repayment.

12 BORROWINGS

	2000 RM	1999 RM
Current		
Bankers acceptances (secured)	62,560,000	73,858,000
Short term bank loans (secured)	117,676,000	146,420,000
Current portion of long-term loans (secured)	45,854,141	353,553,041
Hire purchase liabilities	14,496	-
	226,104,637	575,558,041
Non current		
Term loans (secured)	87,765,864	84,399,623
Hire purchase liabilities (unsecured)	41,088	-
	87,806,951	84,399,623

Bankers acceptances and short term bank loans are secured by a negative pledge from the company and bear interest rates ranging from 3.15% to 14.50% (1999: 6.50% to 17.50%) per annum.

Company No.

23848	W

ANTARA STEEL MILLS SDN. BHD.
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS - 31 DECEMBER 2000
(CONTINUED)

12 BORROWINGS (CONTINUED)

Long term loans are secured by a negative pledge from the company and bear interest rates ranging from 7.00% to 11.50% (1999: 7.00% to 11.00%).

	2000 RM	1999 RM
Maturity of borrowings		
Term loans		
- not later than 1 year	45,854,141	353,533,041
- later than 1 year and not later than 5 years	87,765,863	84,399,623
	133,620,004	437,952,664
6.5% hire purchase creditors		
- Not later than 1 year	14,496	-
- Later than 1 year and not later than 5 years	41,088	-
	55,584	-

13 BANK OVERDRAFTS

The bank overdrafts bear interest rates ranging from 6.85% to 8.20% (1999: 6.85% to 8.20%).

14 SHARE CAPITAL

Authorised:		
Balance as at 01.01.2000	250,000,000	200,000,000
Created during the year	-	50,000,000
Balance as at 31.12.2000	250,000,000	250,000,000
Issued and fully paid:		
Balance as at 01.01.2000	218,010,000	120,000,000
Issued during the year	-	98,010,000
Balance as at 31.12.2000	218,010,000	218,010,000

Company No.

23848	W

ANTARA STEEL MILLS SDN. BHD.
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS - 31 DECEMBER 2000
(CONTINUED)

15 CASH AND CASH EQUIVALENTS

Cash and bank balances	459,007	280,150
Bank overdrafts	(42,236,856)	(46,872,357)
	(41,777,849)	(46,592,207)

16 SIGNIFICANT RELATED PARTY BALANCES AND TRANSACTIONS

In addition to related disclosures mentioned elsewhere in the financial statements, set out below are other significant related party transactions. The related party transactions described below were carried out on terms and conditions obtainable in transactions with unrelated parties unless otherwise stated.

The Directors regard Johor Corporation, a body corporate established by the Johor State Government under the Enactment No. 4 of 1968 (Amended by Enactment No. 5 of 1995), as the ultimate holding corporation.

	2000 RM	1999 RM
Sergam Bhd		
- Sales of finished goods and billets	121,170,515	193,043,258
- Sales commission	982,803	3,763,600
- Purchases of raw materials	-	1,268,193
Johor Corporation		
- Purchase of property, plant and equipment	-	98,010,000
- Sales of property, plant and equipment	95,968,124	-

17 EVENT SUBSEQUENT TO THE BALANCE SHEET DATE

(a) Exchange of Assets Agreement

On 13 February 2001, the following parties had entered into an Exchange of Assets Agreement:

(i) Johor Corporation

(ii) Amsteel Corporation Bhd (Amsteel)

(iii) Ayer Keroh Resort Sdn Bhd (AKSB)

(iv) Amsteel Mills Sdn Bhd (AMSB)

Company No.

23848	W

ANTARA STEEL MILLS SDN. BHD.
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS - 31 DECEMBER 2000
(CONTINUED)

In the agreement:

(i) Johor Corporation has agreed to sell the entire issued and paid-up ordinary share capital of the Company to AMSB.

(ii) Amsteel has agreed to sell the entire issued and paid-up ordinary share capital of its subsidiary, Lion Gateway Parade Sdn Bhd to Johor Corporation.

(iii) AKRSB has agreed to grant to Johor Corporation a call option to purchase 60% of the issued and paid-up ordinary share capital of its subsidiary, Excellent Strategy Sdn Bhd.

The agreement is conditional upon certain conditions and approval be fulfilled and obtained within 6 months from the date of the agreement or within such extended period as the parties may agree.

Prior to the completion:

(i) Johor Corporation and/or its nominees shall assume the entire bank borrowings of the Company.

(ii) The entire net amount owing to or by the Company to Johor Corporation and its related companies shall be written off.

(iii) Johor Corporation shall ensure that the Company's liabilities (excluding items (i) and (ii) above) shall exceed the net aggregate value of stocks (excluding consumables and stores) by RM10M only.

(b) Lease Agreement

On 13 February 2001, Antara Steel Mills Sdn Bhd has entered into a lease agreement with AMSB to lease the steel plant in its entirety and together with the full rights and liberty to operate the steel plant at a rental.

The lease was created for a term of 6 months commencing on the date of the agreement and ending upon completion or termination of the Exchange of Assets Agreement (the Term). In the event that the Exchange of Assets Agreement is terminated, the lease shall be automatically renewed from the date of termination of the Exchange of Assets Agreement for a further period of 10 years less a period equal to the Term.

Registered Office:

13th Floor,
Menara Johor Corporation
KOTARAYA
80000 Johor Bahru
Johor

13 March 2002

The Shareholders
Lion Land Berhad

Dear Sir/Madam,

On behalf of the Board of Directors of Antara Steel Mills Sdn Bhd ("Antara" or "Company"), I report, after making due enquiries, that during the year from 31 December 2000 (being the date to which the last audited accounts of the Company has been made) up to 13 March 2002 (being a date not earlier than fourteen days before the issue of this Circular):-

(a) the business of the Company, up to 12 February 2001 as a steel and related products manufacturer and from 13 February 2001 onwards as a leasor of a steel plant, has, in our opinion, been satisfactorily maintained;

(b) with effect from 13 February 2001, the steel plant of the Company comprising the plant, equipment and land of the Company of which the manufacturing of steel-related products business of the Company is carried out on was leased to Amsteel Mills Sdn Bhd ("AMSB") pursuant to a lease agreement dated 13 February 2001 ("Lease Agreement"). The Lease Agreement was entered into simultaneously with the Exchange of Assets Agreement of the same date ("Exchange of Assets Agreement") between Johor Corporation, Amsteel Corporation Berhad ("Amsteel"), Ayer Keroh Resort Sdn Bhd and AMSB under which Johor Corporation agreed to sell and transfer its holding of the entire issued and paid-up capital of the Company to AMSB in exchange for assets of Amsteel more particularly identified in the Exchange of Assets Agreement;

(c) salient features of the Lease Agreement are as follows:

    i) the lease is for a term of 6 months and ending upon the completion or termination of the Exchange of Assets Agreement, whichever is the earlier ("the Term"). In the event the Exchange of Assets Agreement is terminated for any reason whatsoever during the Term, the Lease shall be automatically renewed from the date of termination of the Exchange of Assets Agreement for a further period of 10 years less a period equal to the Term ("the Renewed Term"); and

    ii) the rental payable by AMSB during the Term ("Rental"), in the amount specified in Appendix 1 of the Lease Agreement, shall accrue on the 30th day of each month but shall only be due and payable to the Company within 14 days from the termination of the Exchange of Assets Agreement and the Rental during the Renewed Term shall be due on the 1st day of each month and payable within 14 days from the due date;

(d) Pursuant to the Lease Agreement, the principal activity of Antara has changed from producing steel and related products to collecting lease rental. As such, the Directors of Antara are of the opinion that there have been no changes in the published reserves or any unusual factors affecting the profits of the Company since the last audited accounts of Antara, save for the changes in the principal activity of Antara as disclosed above.

(e) no circumstances have arisen since the last audited accounts of Antara, which, in our opinion, have adversely affected the trading, or the value of the assets of Antara;

(f) the current assets of Antara appear in the books at values which are believed to be realisable in the ordinary course of business; and

(g) no contingent liabilities have arisen by reason of any guarantees given by Antara.

Yours faithfully,
For and on behalf of the Board of Directors of Antara

Zulkifli bin Ibrahim
Director

1. RESPONSIBILITY STATEMENT

This Circular has been seen and approved by the Directors of LLB and they collectively and individually accept full responsibility for the accuracy of the information given and confirm that after having made all reasonable enquiries and to the best of their knowledge and belief, there are no other facts the omission of which would make any statement in this Circular misleading.

Information relating to Antara was extracted from information provided by Antara. The responsibility of the Directors of LLB is therefore restricted to the accurate reproduction of the relevant information on Antara as included in this Circular.

2. WRITTEN CONSENTS

RHB Sakura was not involved in the formulation of the terms and conditions of the Proposed Acquisition of Antara. Accordingly, RHB Sakura does not express any opinion nor make any recommendation on the Proposed Acquisition on Antara. RHB Sakura has been appointed as Adviser only for the Proposed Settlement of Inter-Co Debts.

Letters of consent have been received from RHB Sakura, Messrs. PricewaterhouseCooper and BDO Binder confirming that they have given their respective consent to the inclusion in this Circular of their names, letters, reports and all references thereto in the form and context in which they appear and have not, prior to the issue of this Circular, been withdrawn.

3. MATERIAL LITIGATION

LLB

Save as disclosed below, LLB and its subsidiaries are not engaged in any material litigation, claims and arbitration either as plaintiff or defendant, which has material effect on the financial position of LLB or any of its subsidiaries: -

In the Kuala Lumpur High Court Summons No D5-22-1719-1999 filed on 18 June 1999, Affin Merchant Bank Berhad ("AMB") (formerly known as Perwira Affin Merchant Bank Berhad) has sued LLB for the recovery of the sum of RM31,975,996.50 being the amount outstanding under a revolving credit facility of RM30 million granted by AMB to LLB vide its letter of offer dated 27 August 1997. As at the date of this Circular, the court has not yet fixed a hearing date.

The Directors of LLB have been advised that LLB has a defence to the claim.

The Directors of LLB and its subsidiaries are not aware of any other proceedings pending or threatened against LLB and its subsidiaries or any facts likely to give rise to any proceedings which might materially affect the financial position and business of LLB and its subsidiaries, as at the date of this Circular.

Antara

The Directors of Antara have informed LLB that Antara is not engaged in any material litigation, arbitration and claims either as plaintiff or defendant and the Directors of Antara do not have any knowledge of any proceedings pending or threatened against Antara or of any facts likely to give rise to any proceedings which might materially and adversely affect the financial position of Antara as at the date of this Circular.

4. MATERIAL CONTRACTS

LLB

Save as disclosed below, there are no contracts which are material (not being contracts entered into in the ordinary course of business) which have been entered into by LLB or its subsidiaries within the two years preceding the date of this Circular:-

1. Equity Transfer Agreement dated 24 March 2000 between LLB Suria Sdn Bhd, a wholly-owned subsidiary of LLB and Tianjin Automotive Industry (Group) Co Ltd for the disposal of 25% equity interest in Tianjin Huali Motor Co Ltd for a cash consideration of Rmb65 million (equivalent to approximately RM29.83 million).

2. Supplemental Sale and Purchase Agreement dated 24 April 2000 between Lion Biotech Pte Ltd ("Lion Biotech"), a 51% owned subsidiary of LLB and Hubei Zenith Group Co Ltd, ("Hubei Zenith Group") varying the Sale and Purchase Agreement dated 16 November 1998 in that the percentage of equity interest of Hubei Zenith Heilen Pharmaceutical Co Ltd to be disposed of by Lion Biotech to Hubei Zenith Group is revised from 55% to 30% for a total cash consideration of Rmb61.30 million (equivalent to approximately RM28.12 million).

3. Conditional Share Sale Agreement dated 5 July 2000 between LLB of the one part and AKR, Ambang Jaya Sdn Bhd ("Ambang"), Amsteel, Umatrac Enterprises Sdn Bhd ("Umatrac") and Parkson Corporation Sdn Bhd ("collectively Vendors A") of the other part for the disposal by Vendors A of 207,209,445 ordinary shares of RM0.50 each representing 59.47% equity interest in Chocolate Products (Malaysia) Berhad ("CPB") to LLB for a consideration of RM281,193,000 to be satisfied by way of netting off against the intercompany balances between the LLB Group and the Amsteel Group.

4. Conditional Share Sale Agreement dated 5 July 2000 between LLB and Avenel Sdn Bhd ("Avenel") for the disposal by Avenel of 170,097,271 Posim Berhad ("Posim") Shares representing 83.77% equity interest in Posim to LLB for a consideration of RM719,492,953 to be satisfied by way of netting off against the intercompany balances between the LLB Group and the Amsteel Group.

5. Conditional Share Sale Agreement dated 5 July 2000 between LLB and Amsteel, wherein in consideration of Amsteel paying RM1.00 to LLB, Amsteel acquires 25,000,000 Avenel Shares representing 25% equity interest in the capital of Avenel and LLB shall pay Amsteel a sum of RM23,090,000 (which represents approximately 25% share of Avenel's net liabilities of RM92.38 million based on the unaudited NTA of Avenel as at 31 December 1999 after restating Avenel's cost of investment in Posim based on a discounted cashflow valuation of the future cashflows of Sabah Forest Industries Sdn Bhd, Posim's principal asset) to be satisfied by way of netting off against the intercompany balances between the LLB Group and the Amsteel Group.

6. Sale and Purchase Agreement dated 9 August 2000 between LLB, Narajaya Sdn Bhd, Likom Electronic Pte Ltd ("LEPL") and Likom Caseworks Sdn Bhd ("LCW") for the disposal of a piece of industrial land held under H.S.(D) 34924, P.T.No. 3852, Mukim Cheng, Daerah Melaka Tengah, Melaka measuring approximately 37.513 hectares together with buildings erected thereon known as "Melaka Technology Park" to LCW for a sale consideration of RM93.15 million to be satisfied via the issuance of new shares of SGD1.00 each in LEPL.

7. First Supplemental Agreement dated 19 October 2000 between LLB of the one part and Vendors A (as referred to in (3) above) of the other part amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 entered between the parties in respect of the disposal by Vendors A of 207,209,445 ordinary shares of RM0.50 each in CPB to LLB.

8. First Supplemental Agreement dated 19 October 2000 between LLB and Avenel amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 entered between the parties in respect of the disposal by Avenel of 170,097,271 Posim Shares to LLB.

9. First Supplemental Agreement dated 19 October 2000 between LLB and Amsteel amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 entered between the parties in respect of the acquisition by Amsteel of 25,000,000 Avenel Shares from LLB.

10. Conditional Share Sale Agreement dated 19 October 2000 between LLB and Akurjaya Sdn Bhd for the disposal of 3,418,260 ordinary shares of RM1.00 each representing 100% equity interest in Lion Plaza Sdn Bhd ("Lion Plaza") for a total consideration of RM33,350,000 to be settled by way of netting off against the consideration payable by the LLB Group to the Amsteel Group pursuant to the proposed acquisitions of assets by the LLB Group from the Amsteel Group under the Conditional Share Sale Agreements executed on 5 July 2000.

11. Second Supplemental Agreement dated 12 December 2000 between LLB of the one part and Vendors A (as referred to in (3) above) of the other part amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000) entered into between the parties in respect of the disposal by Vendors A of 207,209,445 ordinary shares of RM0.50 each in CPB to LLB.

12. Conditional Agreement dated 13 December 2000 between LLB, Likom Computer System Sdn Bhd ("LCS") and LEPL, whereby the parties thereto agreed to the variation of the mode of redemption by LCS of 43,613,000 5-year cumulative preference shares of RM0.01 each in LCS ("RPS") from LLB such that the RPS shall be fully redeemed and satisfied by the issuance of new ordinary shares of SGD1.00 each in LEPL to LLB.

13. Conditional Sale and Purchase Agreement dated 14 December 2000 between LLB and Amsteel Equity Realty (M) Sdn Bhd ("AERMSB") in which AERMSB acquires from LLB the portion commonly known as the East Wing of Wisma Amsteel Securities constructed on part of the land held under qualified sub-divided title No H.S (D) 64502 No. PT 32625 Mukim Kapar, Daerah Klang, Negeri Selangor measuring approximately 3,966 square metres for a cash consideration of RM14.88 million.

14. Exchange of Assets Agreement dated 13 February 2001 between AMSB, JCorp, Amsteel and AKR in which:

    i) JCorp shall sell and transfer 218,010,000 Antara Shares to AMSB for a consideration of RM108,230,000; and
    ii) in satisfying the aforesaid consideration payable to JCorp, AMSB shall procure (a) Amsteel to transfer to JCorp 500,000 LGP Shares and assign to JCorp all sums owing by LGP to Amsteel; and (b) AKR to transfer to JCorp 7,500,000 ES Shares.

15. Lease Agreement dated 13 February 2001 between Antara and AMSB pursuant to which AMSB has the full rights and liberty to operate Antara's Steel Plant located in Pasir Gudang, Johor for a period of 10 years in the event the Exchange Asset Agreement is terminated for any reason whatsoever.

16. Supplemental Conditional Agreement dated 10 July 2001 between LLB, LCS and LEPL, supplemental to the agreement dated 13 December 2000, whereby the parties thereto had agreed to an extension of time for redemption of the RPS held by LLB from 29 June 2001 until the earlier of the following dates ("Maturity Date"):

    (a) within 21 days from the date the new ordinary shares of SGD1.00 each in LEPL are listed and quoted on the Singapore Exchange Securities Trading Limited; and
    (b) on 28 December 2002.

17. Supplemental Guarantee dated 10 July 2001 between LLB and Tan Sri Cheng Heng Jem, supplemental to the Guarantee Agreement dated 2 August 1996 made between LLB and Tan Sri Cheng Heng Jem, whereby the parties thereto had agreed that Tan Sri Cheng Heng Jem shall guarantee the payment on the Maturity Date a sum of RM43,613,000 ("Redemption Sum") and a sum calculated on the Redemption Sum: (a) at the rate of 1.75% per annum above the base lending rate of Malayan Banking Berhad prevailing as at the date of redemption of the RPS ("Prescribed Rate") from 29 June 2001 until the Maturity Date less the aggregate of cumulative dividend declared and paid by LCS from 29 June 2001 until the Maturity Date; and (b) at the rate of 1% above the Prescribed Rate calculated from the expiry of the Maturity Date until the date of full payment of the Redemption Sum if LCS shall default in the payment of the Redemption Sum on the Maturity Date.

18. Second Supplemental Agreement dated 8 October 2001 between Avenel, LLB and AMSB amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000) entered between LLB and Avenel, to include the inclusion of AMSB as a co-purchaser and the disposal by Avenel of 170,097,271 Posim Shares representing 83.70% equity interest in Posim for a revised consideration of RM533,718,760 to be satisfied by netting off inter-company balances owing by the Amsteel Group to LLB and AMSB.

19. Second Supplemental Agreement dated 8 October 2001 between LLB and Amsteel amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000) entered between the parties, to include the acquisition by Amsteel of 25,000,000 Avenel Shares for a revised consideration of RM81,617,610 which represents LLB's 25% share of Avenel's estimate adjusted net liabilities as at 31 December 2001 of RM326,470,438 after restating Avenel's cost of investment in Posim based on a discounted cashflow valuation of the future cashflows of Sabah Forest Industries Sdn Bhd, Posim's principal asset and net value of Posim's residual assets as at 30 June 2001 (after taking into account the relevant principal to be waived by Posim for the amount owing by the Amsteel Group to Posim, to be satisfied by netting-off the existing inter-company indebtedness owing by the Amsteel Group to the LLB Group.

20. Third Supplemental Agreement dated 8 October 2001 between LLB and AMSB of the one part and Vendors A (as referred to in (3) above) of the other part and amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000 and the Second Supplemental Agreement dated 12 December 2000) entered between the parties, to include AMSB as a co-purchaser and the disposal by Vendors A and the acquisition by LLB and AMSB of 207,209,445 ordinary shares of RM0.50 each in CPB for a revised consideration of RM201,501,369 to be satisfied by of netting off against the inter-company balances between Amsteel Group and LLB Group.

21. First Supplemental Agreement dated 8 October 2001 between LLB and Akurjaya amending certain terms in the Conditional Share Sale Agreement dated 19 October 2000 entered between the parties, to include the disposal by LLB of 100% equity interest in Lion Plaza, for a revised consideration of RM35,661,000 to be satisfied by an issue of RM35,661,000 in value of bonds to be issued by Amsteel.

22. Conditional Share Sale Agreement dated 8 October 2001 between LLB and AMSB for the disposal by AMSB to LLB of RM33,900,000 worth of ordinary shares of RM0.50 each in CPB for a total consideration of RM33,900,000 to be satisfied by an issue of RM33,900,000 in value of bonds to be issued by LLB.

Antara

The Directors of Antara has informed LLB that save as disclosed below, there are no contracts which are material (not being contracts entered into in the ordinary course of business) which have been entered into by Antara within the two years preceding the date of this Circular:-

Lease Agreement dated 13 February 2001 between Antara and AMSB pursuant to which AMSB has the full rights and liberty to operate Antara's steel plant located in Pasir Gudang, Johor for a period of 10 years.

5. MANAGEMENT AGREEMENTS AND SERVICE CONTRACTS

As at the date of this Circular, LLB has not entered into any service contracts or management agreements.

6. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be made available for inspection at the registered office of the Company at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur during normal office hours on any working day from the date of this Circular up to and including the date of the EGM:

(a) Memoranda and Articles of Association of LLB and Antara;

(b) Audited accounts of LLB for the 2 financial years ended 30 June 2001 and the unaudited results of LLB for the half year ended 31 December 2001;

(c) Audited accounts of Antara for the 2 financial years ended 31 December 2000;

(d) The Director's Report on Antara as included in Appendix II of this Circular;

(e) Letters of consent referred to in paragraph 2 above;

(f) Writs referred to in paragraphs 3 above; and

(g) Material contracts referred to in paragraph 4 above.

LION LAND BERHAD (415-D)

(Incorporated in Malaysia)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Lion Land Berhad will be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 28 March 2002 at 10.00 a.m. for the purpose of considering, and if thought fit passing the Ordinary Resolutions as set out below:

ORDINARY RESOLUTION 1

Proposed Acquisition of 100% equity interest in Antara Steel Mills Sdn Bhd comprising 218,010,000 ordinary shares of RM1.00 each for a consideration of RM108.23 million by Amsteel Mills Sdn Bhd, a 99% owned subsidiary of Lion Land Berhad

THAT contingent upon the passing of Ordinary Resolution 2 below and subject to the approvals being obtained from all relevant authorities, authority be and is hereby given for Amsteel Mills Sdn Bhd ("AMSB") to acquire 100% equity interest in Antara Steel Mills Sdn Bhd ("Antara") comprising 218,010,000 ordinary shares of RM1.00 each from Johor Corporation ("JCorp") for a total consideration of RM108.23 million to be satisfied by (a) Amsteel Corporation Berhad ("Amsteel"), the holding company of Lion Land Berhad ("LLB"), transferring 100% equity interest in Lion Gateway Parade Sdn Bhd ("LGP") comprising 500,000 ordinary shares of RM1.00 each fully paid to JCorp and assigning to JCorp all sums owing by LGP to Amsteel for a consideration of RM90.98 million and (b) Amsteel procuring Ayer Keroh Resort Sdn Bhd ("AKR"), a 70% owned subsidiary of Amsteel, to pay to JCorp cash of RM17.25 million, upon the terms and conditions of the Conditional Exchange of Assets Agreement dated 13 February 2001 entered into between AMSB, Amsteel, AKR and JCorp ("Proposed Acquisition of Antara"); AND

THAT the Directors of the Company be and are hereby empowered and authorised:

a) to do all acts, deeds and things and to execute, sign and deliver on behalf of the Company all such documents and/or agreements as may be necessary to give effect to and complete the Proposed Acquisition of Antara; and

b) to assent to any condition, modification, variation and/or amendment as may be agreed by any of the relevant authorities in such manner as the Directors may in their discretion deem fit or expedient for the benefit of the Company and to take all steps as they consider necessary in connection with the Proposed Acquisition of Antara.

ORDINARY RESOLUTION 2

Proposed Settlement of Inter-Company Indebtedness of RM108.23 million owing by Amsteel to AMSB

THAT contingent upon the passing of Ordinary Resolution 1 above, authority be and is hereby given for AMSB, to discharge and release Amsteel from the obligation to pay RM108.23 million inter-company indebtedness owing by Amsteel to AMSB in consideration of (a) Amsteel transferring 100% equity interest in LGP comprising 500,000 ordinary shares of RM1.00 each fully paid to JCorp and assigning to JCorp all sums owing by LGP to Amsteel for a consideration of RM90.98 million and (b) Amsteel procuring AKR, a 70% owned subsidiary of Amsteel, to pay to JCorp a cash sum of RM17.25 million ("Proposed Settlement of Inter-Co Debts"); AND

THAT the Directors of the Company be and are hereby empowered and authorised:

a) to do all acts, deeds and things and to execute, sign and deliver on behalf of the Company all such documents and/or agreements as may be necessary to give effect to and complete the Proposed Settlement of Inter-Co Debts; and

b) to assent to any condition, modification, variation and/or amendment as may be agreed by any of the relevant authorities in such manner as the Directors may in their discretion deem fit or expedient for the benefit of the Company and to take all steps as they consider necessary in connection with the Proposed Settlement of Inter-Co Debts.

By Order of the Board

WONG PHOOI LIN
YASMIN WEILI TAN BT ABDULLAH @ TAN WEE LI
Secretaries

Kuala Lumpur
13 March 2002

Notes:

1. A member entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. The instrument appointing a proxy must be in writing under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a corporation, either under seal or under the hand of an officer or an attorney duly authorised.
2. An instrument appointing a proxy executed in Malaysia need not be witnessed. The signature to an instrument appointing a proxy executed outside Malaysia shall be attested by a solicitor, notary public, consul or magistrate.
3. The instrument of proxy shall be deposited at the Registered Office of the Company, Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur not less than forty-eight (48) hours before the time for holding the Meeting.

LION LAND BERHAD (415-D)
(Incorporated in Malaysia)

FORM OF PROXY

I/We ....

of ....

being a member/ members of LION LAND BERHAD, hereby appoint ....

....

of ....

or failing whom, ...

of ....

as my/our proxy to attend and vote for me/us and on my/our behalf at the Extraordinary General Meeting of the Company to be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 28 March 2002 at 10.00 a.m. and at any adjournment thereof.

RESOLUTIONS	**FOR**	**AGAINST**
ORDINARY RESOLUTION 1 **- PROPOSED ACQUISITION OF ANTARA**		
ORDINARY RESOLUTION 2 **- PROPOSED SETTLEMENT OF INTER-CO DEBTS**		

Please indicate with an "X" how you wish your vote to be cast. If no specific direction as to voting is given, the proxy will vote or abstain at his discretion.

As witness my/ our hand this ________________ day of ____________________ 2002

No. of Shares : ___________________________________ Signed : _________________________

In the presence of : _________________________

Representation at Meeting

- A member entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. The instrument appointing a proxy must be in writing under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a corporation, either under seal or under the hand of an officer or an attorney duly authorised.
- An instrument appointing a proxy executed in Malaysia need not be witnessed. The signature to an instrument appointing a proxy executed outside Malaysia shall be attested by a solicitor, notary public, consul or magistrate.
- The instrument of proxy shall be deposited at the Registered Office of the Company, Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur not less than forty-eight (48) hours before the time for holding the Meeting.

Form Version 2.0

General Announcement

Ownership transfer to LLB on 13-03-2002 06:12:03 PM
Submitted by LLB on 13-03-2002 06:15:19 PM
Reference No LL-020313-80645

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Lion Land Berhad**
*	Stock name	: **LIONLND**
*	Stock code	: **4235**
*	Contact person	: **Wong Phooi Lin**
*	Designation	: **Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Notice of Extraordinary General Meeting

* **Contents :-**

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Lion Land Berhad will be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on 28 March 2002 at 10.00 am for the purpose of considering, and if thought fit passing the Ordinary Resolutions as set out below:

ORDINARY RESOLUTION 1
Proposed Acquisition of 100% equity interest in Antara Steel Mills Sdn Bhd comprising 218,010,000 ordinary shares of RM1.00 each for a consideration of RM108.23 million by Amsteel Mills Sdn Bhd, a 99% owned subsidiary of Lion Land Berhad

THAT contingent upon the passing of Ordinary Resolution 2 below and subject to the approvals being obtained from all relevant authorities, authority be and is hereby given for Amsteel Mills Sdn Bhd ("AMSB") to acquire 100% equity interest in Antara Steel Mills Sdn Bhd ("Antara") comprising 218,010,000 ordinary shares of RM1.00 each from Johor Corporation ("JCorp") for a total consideration of RM108.23 million to be satisfied by (a) Amsteel Corporation Berhad ("Amsteel"), the holding company of Lion Land Berhad ("LLB"), transferring 100% equity interest in Lion Gateway Parade Sdn Bhd ("LGP") comprising 500,000 ordinary shares of RM1.00 each fully paid to JCorp and assigning to JCorp all sums owing by LGP to Amsteel for a consideration of RM90.98 million and (b) Amsteel procuring Ayer Keroh Resort Sdn Bhd ("AKR"), a 70% owned subsidiary of Amsteel, to pay to JCorp cash of RM17.25 million, upon the terms and conditions of the Conditional Exchange of Assets Agreement dated 13 February 2001 entered into between AMSB, Amsteel, AKR and JCorp (" Proposed Acquisition of Antara"); AND

THAT the Directors of the Company be and are hereby empowered and authorised:

a) to do all acts, deeds and things and to execute, sign and deliver on behalf of the Company all such documents and/or agreements as may be necessary to give effect to and complete the Proposed Acquisition of Antara; and

b) to assent to any condition, modification, variation and/or amendment as may be agreed by any of the relevant authorities in such manner as the Directors may in their discretion deem fit or expedient for the benefit of the Company and to take all steps as they consider necessary in connection with the Proposed Acquisition of Antara.

LION LAND BERHAD (415-D)
Secretary
13 MAR 2002

ORDINARY RESOLUTION 2

Proposed Settlement of Inter-Company Indebtedness of RM108.23 million owing by Amsteel to AMSB

THAT contingent upon the passing of Ordinary Resolution 1 above, authority be and is hereby given for AMSB, to discharge and release Amsteel from the obligation to pay RM108.23 million inter-company indebtedness owing by Amsteel to AMSB in consideration of (a) Amsteel transferring 100% equity interest in LGP comprising 500,000 ordinary shares of RM1.00 each fully paid to JCorp and assigning to JCorp all sums owing by LGP to Amsteel for a consideration of RM90.98 million and (b) Amsteel procuring AKR, a 70% owned subsidiary of Amsteel, to pay to JCorp a cash sum of RM17.25 million ("Proposed Settlement of Inter-Co Debts"); AND

THAT the Directors of the Company be and are hereby empowered and authorised:

a) to do all acts, deeds and things and to execute, sign and deliver on behalf of the Company all such documents and/or agreements as may be necessary to give effect to and complete the Proposed Settlement of Inter-Co Debts; and

b) to assent to any condition, modification, variation and/or amendment as may be agreed by any of the relevant authorities in such manner as the Directors may in their discretion deem fit or expedient for the benefit of the Company and to take all steps as they consider necessary in connection with the Proposed Settlement of Inter-Co Debts.

By Order of the Board

WONG PHOOI LIN
YASMIN WEILI TAN BT ABDULLAH @ TAN WEE LI
Secretaries

Kuala Lumpur
13 March 2002

Notes:

1. A member entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company. The instrument appointing a proxy must be in writing under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a corporation, either under seal or under the hand of an officer or an attorney duly authorised.
2. An instrument appointing a proxy executed in Malaysia need not be witnessed. The signature to an instrument appointing a proxy executed outside Malaysia shall be attested by a solicitor, notary public, consul or magistrate.
3. The instrument of proxy shall be deposited at the Registered Office of the Company, Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur not less than forty-eight (48) hours before the time for holding the Meeting.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

LION LAND BERHAD (415-D)

Secretary

13 MAR 2002